UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)
	)	FIRST AMENDED AND RESTATED
Banc of America Securities LLC	)	APPLICATION PURSUANT TO
One Bryant Park	)	SECTION 9(c) OF THE
New York, NY 10036)		INVESTMENT COMPANY
	)	ACT OF 1940 FOR
Banc of America Investment Services, Inc.	)	TEMPORARY AND
100 Federal Street	)	PERMANENT ORDERS
Boston, MA 02110)		EXEMPTING APPLICANTS
	)	FROM THE PROVISIONS OF
Columbia Management Advisors, LLC	)	SECTION 9(a) OF SUCH ACT
100 Federal Street	)
Boston, MA 02110)
	)	File No. 812-13662
Columbia Wanger Asset Management, L.P.	)
227 West Monroe Street	)
Suite 3000)
Chicago, IL 60606)
)
Columbia Management Distributors, Inc.	)
One Financial Center	)
Boston, MA 02111)
)
Banc of America Investment Advisors, Inc.	)
100 Federal Street	)
Boston, MA 02110)
)
Bank of America Capital Advisors LLC	)
100 Federal Street	)
Boston, MA 02110)
)
U.S. Trust Hedge Fund Management, Inc.	)
225 High Ridge Road	)
West Building	)
Stamford, CT 06905)
)
Merrill Lynch, Pierce, Fenner & Smith Incorporated	)
North Tower	)
4 World Financial Center	)
New York, NY 10080)

IQ Investment Advisors LLC	)
North Tower	)
4 World Financial Center	)
New York, NY 10080)
)
Roszel Advisors, LLC	)
1700 Merrill Lynch Drive	)
Pennington, NJ 08534)
)
Nuveen Asset Management	)
333 West Wacker Drive	)
Chicago, IL 60606)
)
Nuveen Investments Advisers Inc.	)
333 West Wacker Drive	)
Chicago, IL 60606)
)
Nuveen Investments Institutional Services Group, LLC	)
333 West Wacker Drive	)
Chicago, IL 60606)
)
Nuveen HydePark Group, LLC	)
333 West Wacker Drive	)
Chicago, IL 60606)
)
NWQ Investment Management Company LLC	)
333 West Wacker Drive	)
Chicago, IL 60606)
)
Nuveen Investment Solutions, Inc.	)
333 West Wacker Drive	)
Chicago, IL 60606)
)
Santa Barbara Asset Management, LLC	)
333 West Wacker Drive	)
Chicago, IL 60606)
)
Symphony Asset Management LLC	)
333 West Wacker Drive	)
Chicago, IL 60606)
)
Tradewinds Global Investors, LLC	)
333 West Wacker Drive	)
Chicago, IL 60606)

)
Winslow Capital Management, Inc.	)
333 West Wacker Drive	)
Chicago, IL 60606)
)
Nuveen Investments, LLC	)
333 West Wacker Drive	)
Chicago, IL 60606-1286)
)
KECALP Inc.	)
North Tower	)
4 World Financial Center	)
New York, NY 10080)
)
Merrill Lynch Ventures, LLC	)
North Tower	)
4 World Financial Center	)
New York, NY 10080)
)

Banc of America Securities LLC (“BAS”), Banc of America Investment Services, Inc. (“BAI”), Columbia Management Advisors, LLC (“CMA”), Columbia Wanger Asset Management, L.P. (“CWAM”), Columbia Management Distributors, Inc. (“CMDI”), Banc of America Investment Advisors, Inc. (“BAIA”), Bank of America Capital Advisors LLC (“BACA”), U.S. Trust Hedge Fund Management, Inc. (“USTHFM”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), IQ Investment Advisors LLC (“IQ”), Roszel Advisors, LLC (“Roszel”), Nuveen Asset Management (“NAM”), Nuveen Investments Advisers Inc. (“NIA”), Nuveen Investments Institutional Services Group, LLC (“ISG”), Nuveen HydePark Group, LLC (“Nuveen HydePark”), NWQ Investment Management Company LLC (“NWQ”), Nuveen Investment Solutions, Inc. (“NIS”), Santa Barbara Asset Management, LLC (“Santa Barbara”), Symphony Asset Management LLC (“Symphony”), Tradewinds Global Investors, LLC (“Tradewinds”), Winslow Capital Management, Inc. (“Winslow,” and together with NAM, NIA, ISG, Nuveen HydePark, NWQ, NIS, Santa Barbara, Symphony and Tradewinds, the

“Nuveen Advisers”), Nuveen Investments, LLC (“Nuveen Investments”), KECALP Inc. (“KECALP”), and Merrill Lynch Ventures, LLC (“Ventures”) (collectively, the “Applicants”) each respectfully submits this application (“Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (“Act”) for (i) a temporary order granting an exemption from the prohibitions imposed by Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (“Commission”) on the Application for a permanent exemption (“Temporary Order”) and (ii) a permanent order exempting the Applicants from the provisions of Section 9(a) of the Act (“Permanent Order” and together with the Temporary Order, the “Orders”) with respect to the injunction described below entered against BAS and BAI.

The Applicants offer a wide array of financial products such as U.S. Government Securities, U.S. Government Agency obligations, corporate debt and equity securities, state and municipal securities, variable life insurance or annuities, mortgage and other asset backed securities, mutual funds, money market instruments, and other financial instruments. Moreover, the Applicants provide retail securities brokerage, investment advisory and management services, underwriting and distributing services, placement agent services, investment banking and financial advisory services in connection with public offerings, mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements, project financing, and futures and options on futures.

While BAS and BAI do not currently serve, and no existing company of which BAS or BAI is an affiliated person (other than the Applicants) currently serves, as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company (“RIC”) or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered open-end company, registered unit investment trust (“UIT”), registered face amount certificate company or employees’ securities companies (“ESCs” and together with RICs, the “Funds”), the Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which BAS or BAI is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which BAS or BAI may become an affiliated person in the future (together with the Applicants, the “Covered Persons”). The Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	BACKGROUND

A.	Applicants

BAS is a full service U.S. investment bank and brokerage firm and is dually registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”), employing over 3,000 individuals, including registered personnel. BAS offers various investment banking and financial advisory services in connection with public offerings, mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements, project financings, and futures and options on futures. These services are provided to corporate clients, institutional investors and, to a limited degree, individuals. In addition, BAS is a primary dealer in U.S. Government Securities and underwrites and deals in U.S. Government Agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset backed securities, money market instruments and other financial instruments. BAS is a Delaware limited liability company, and is an indirect wholly owned subsidiary of Bank of America Corporation (“BAC”). BAC is a publicly held company whose shares are traded on the New York Stock Exchange. BAS does not currently serve as principal underwriter, investment adviser or depositor of any Fund, but it may seek to do so in the future.

BAI is a registered broker-dealer under the Exchange Act and a registered investment adviser under the Advisers Act that provides investment advisory, brokerage, and other services to individuals, pension and profit-sharing plans, trusts, estates, charitable organizations, and other corporations or business entities, other than banks, thrifts or investment companies. BAI or one of its predecessor firms has served as the distributor or placement agent for registered closed-end funds of hedge funds, as well as privately offered investment vehicles, but does not act as principal underwriter for any open-end Funds, UITs or registered face amount certificate companies. BAI does not currently provide investment advisory services to any Funds. As of March 31, 2009, BAI had assets under management of approximately $15 billion. BAI employs over 7,800 individuals, including registered personnel. BAI is a wholly owned subsidiary of Bank of America, N.A. and an indirect subsidiary of BAC.

CMA serves as investment adviser or sub-adviser to over 100 Columbia Funds as listed in Annex A, Parts 1-B and 1-C. As of March 31, 2009, CMA had assets under management of approximately $323.5 billion. CMA is an indirect, wholly owned subsidiary of Bank of America, N.A., and an indirect subsidiary of BAC, and employs approximately 375 individuals. CMA’s management experience covers all major asset classes, including equity securities, fixed income securities and money market instruments. In addition to serving as investment adviser to Funds, CMA acts as an investment manager for individuals, corporations, retirement plans, private investment companies and financial intermediaries. CMA is registered as an investment adviser under the Advisers Act. CMA is also registered as a commodity pool operator and commodity trading adviser under the Commodities Exchange Act of 1974, as amended (“CEA”).

CWAM is registered as an investment adviser under the Advisers Act, and serves as investment adviser to multiple Funds as listed in Annex A, Part 1-D. As of March 31, 2009, CWAM had assets under management of approximately $17.1 billion. CWAM is a registered investment adviser and an indirect, wholly-owned subsidiary of Bank of America, N.A., which is an indirect, wholly-owned subsidiary of BAC, and employs approximately 85 individuals. In addition to serving as investment adviser to Funds, CWAM acts as an investment manager for other institutional accounts.

CMDI serves as the principal underwriter and distributor for the shares of multiple open-end Funds as listed in Annex A, Part 1-B as well as unregistered investment vehicles. CMDI, a Massachusetts corporation, is registered as a broker-dealer under the Exchange Act and is an indirect, wholly owned subsidiary of BAC. CMDI employs approximately 250 individuals.

BAIA is registered as an investment adviser under the Advisers Act and serves as investment adviser to several Funds that are registered funds of hedge funds as listed in Annex A, Part 1-A, as well as privately offered investment vehicles. As of March 31, 2009, BAIA had assets under management of approximately $1.845 billion. BAIA, a Delaware corporation formed in 1985, is a registered investment adviser and an indirect, wholly-owned subsidiary of BAC that is subject to regulation under certain U.S. banking laws and regulations. BAIA is also registered as a commodity pool operator and a commodity trading adviser under the CEA, and is a member of the National Futures Association. BAIA is responsible for the management of the day-to-day operations, business and affairs of the Funds it manages and for performing various investment management and supervisory services, including selecting Fund managers, underlying Funds, and monitoring the performance thereof. BAIA employs approximately 30 individuals.

BACA is registered as an investment adviser under the Advisers Act and serves as investment adviser to several Funds that are registered private equity funds of funds as listed in Annex A, Part 1-A, as well as privately offered investment vehicles. As of March 31, 2009, BACA had assets under management of approximately $1.464 billion. BACA, a Delaware limited liability company formed in 1998, is a registered investment adviser and an indirect, wholly-owned subsidiary of BAC. BACA is responsible for the management of the day-to-day operations, business and affairs of the Funds it manages and for performing various investment management and supervisory services, including selecting Fund managers, underlying Funds, and monitoring the performance thereof. BACA employs approximately 30 individuals.

USTHFM is registered as an investment adviser under the Advisers Act and serves as investment adviser to several Funds that are registered funds of hedge funds as listed in Annex A, Part 1-A, as well as privately offered investment vehicles. As of March 31, 2009, USTHFM had assets under management of approximately $854 million. USTHFM, a North Carolina corporation formed in 1994, is a registered investment adviser and an indirect, wholly-owned subsidiary of BAC. USTHFM is responsible for developing, implementing and supervising the investment programs of the funds it manages and providing day-to-day management services to those funds. USTHFM also provides such funds with various management and administrative services. USTHFM employs approximately 30 individuals.

MLPFS is a global investment banking, trading and wealth management firm and is registered as a broker-dealer under the Exchange Act, as an investment adviser under the Advisers Act, and as a futures commission merchant under the CEA. As of April 2009, MLPFS employed over 32,000 registered personnel. As reported in its Form ADV, MLPFS provided the following investment advisory services to about 490,500 clients: financial planning services;

portfolio management for individuals and/or small businesses; portfolio management for businesses or institutional clients (other than investment companies); pension consulting services; selection of other advisors; performance measurement reports; allocation modeling; investment policy services; research reports; and 529 plans. MLPFS currently serves as the principal underwriter to certain open-end Funds, which are identified in Annex A, Part 1-E, and serves as lead underwriter to certain closed-end funds from time to time. As of December 31, 2008, MLPFS had approximately $192.1 billion in assets under management. MLPFS does not currently serve as investment adviser or depositor of any Fund, but it may seek to do so in the future. MLPFS, a Delaware corporation, with its principal place of business in New York, is a wholly owned subsidiary of Merrill Lynch & Co., Inc. (“ML & Co.”). ML & Co. is a direct subsidiary of BAC, which owns 100% of the voting securities of ML & Co.1 ML & Co., through its subsidiaries and affiliates, provides investment, financing, advisory, insurance, banking and related products and services on a global basis.

IQ is registered as an investment adviser under the Advisers Act. IQ is a Delaware limited liability company and an indirect wholly owned subsidiary of ML & Co. and BAC. As reported in its Form ADV, IQ provided the following investment advisory services to 11-25 clients: portfolio management for investment companies; portfolio management for businesses or institutional clients (other than investment companies); and selection of other advisers. IQ currently acts as an investment adviser to certain Funds, which are identified in Annex A, Part 1-E. As of March 31, 2009, IQ had approximately $1.23 billion in assets under management. While IQ is not currently registered as a broker-dealer under the Exchange Act and does not serve as depositor or principal underwriter for any Fund, it may seek to do so in the future, at which time it would register as a broker-dealer.

[1]	Two additional investors own Non-Voting Mandatory Convertible Non-Cumulative Preferred Stock of ML & Co.

Roszel, a Delaware limited liability company and an indirect wholly owned subsidiary of ML & Co. and BAC, is registered as an investment adviser under the Advisers Act. As reported in its Form ADV, Roszel provided the following investment advisory services to between one and ten clients: portfolio management for investment companies; selection of other advisers; and creation and maintenance of asset allocation programs available with variable contracts issued by insurance companies. Roszel currently acts as an investment adviser to certain Funds, which are identified in Annex A, Part 1-E. As of March 31, 2009, Roszel had approximately $287.5 million in assets under management. While Roszel is not currently registered as a broker-dealer under the Exchange Act and does not serve as depositor or principal underwriter for any Fund, it may seek to do so in the future, at which time it would register as a broker-dealer.

The Nuveen Advisers are subsidiaries of Nuveen Investments, Inc. (“Nuveen”), until recently a publicly-traded company incorporated in Delaware conducting asset management, related research, and the development, marketing and distribution of investment products and services, including closed-end exchange-traded funds and open-end funds. Each of the Nuveen Advisers is registered as an investment adviser under the Advisers Act.2 On November 13, 2007, Nuveen was acquired by a group of equity investors led by Madison Dearborn Partners, LLC (“MDP”), through Windy City Investments Holdings, L.L.C. (“Windy City Holdings”), in an all-cash buyout. ML & Co. served as the lead transaction advisor to MDP in connection with the acquisition and is an indirect investor in Windy City Holdings. ML & Co., through its affiliate,

[2]

The organization and ownership of each Nuveen Adviser is as follows: NAM (a Delaware corporation that is a wholly-owned subsidiary of Nuveen); NIA (a Delaware corporation that is a wholly-owned subsidiary of Nuveen); ISG (a Delaware limited liability company that is a wholly-owned subsidiary of Nuveen); Nuveen HydePark (a Delaware limited liability company that is an indirect wholly-owned subsidiary of Nuveen); NWQ (a Delaware limited liability company that is an indirect wholly-owned subsidiary of Nuveen); NIS (an Illinois corporation that is a wholly-owned subsidiary of Nuveen); Santa Barbara (a Delaware limited liability company that is a wholly-owned subsidiary of Nuveen); Symphony (a California limited liability company that is an indirect, wholly-owned subsidiary of Nuveen); Tradewinds (a Delaware limited liability company that is an indirect wholly-owned subsidiary of Nuveen); and Winslow (a Minnesota corporation that is a wholly owned subsidiary of Nuveen).

ML Windy City Investments Holdings, LLC, owns approximately 32% of the non-voting common units of Windy City Holdings. Although the Nuveen Applicants believe that ML & Co. does not “control” Nuveen within the meaning of Section 2(a)(9) of the Act, the Nuveen Applicants assume, solely for purposes of this Application, that such control exists. As a result of ML & Co.’s investment in Windy City Holdings and solely for purposes of Section 9(a) of the Act, the Nuveen Advisers may be deemed “affiliated persons” of BAI and BAS under Section 2(a)(3) of the Act because they may be considered to be controlled by ML & Co., and ultimately, indirectly controlled by BAC. The Nuveen Advisers serve as advisers or sub-advisers to certain Funds, which are identified in Annex A, Parts 1-F and 1-G, and had total assets under management of approximately $119 billion as of December 31, 2008.

Nuveen Investments is a Delaware limited liability company and a direct wholly-owned subsidiary of Nuveen. It is registered as a broker-dealer under the Exchange Act and acts as, among other things, an underwriter or sponsor for closed-end funds from time to time, and serves as the principal underwriter and distributor for certain open-end Funds, which are identified in Annex A, Part 1-F. Nuveen Investments also serves as depositor for certain UITs, which are identified in Annex A, Part 1-H. Nuveen Investments, together with the Nuveen Advisers, employ over 950 individuals, including registered personnel.

KECALP, a corporation organized under the laws of Delaware, is an indirect wholly owned subsidiary of ML & Co. and BAC, and serves as an investment adviser, in its capacity as general partner or otherwise, to certain ESCs within the meaning of Section 2(a)(13) of the Act sponsored by ML & Co. and its affiliates. As of December 31, 2008, KECALP had assets under management of approximately $14.76 million. Ventures is a Delaware limited liability company and an indirect wholly-owned subsidiary of ML & Co. and BAC. Ventures is the general partner of and serves as the investment adviser in such capacity, to an ESC with assets of approximately $772 million as of February 2009. Of these two ESC advisers, KECALP and Ventures, only KECALP is registered as an investment adviser under the Advisers Act. Neither KECALP nor Ventures provide any of the services covered by Section 9(a) to Funds other than to the ESCs. The ESCs, which are identified in Annex A, Part 1-E, have been exempted from all provisions of the Act (and the rules and regulations thereunder), except for certain sections, including Section 9, pursuant to a Commission order (“ESC Order”).3

B.	The Consent and Injunction

The Staff of the Commission’s Division of Enforcement engaged in settlement discussions with BAI and BAS in connection with an investigation into the marketing and sales of auction rate securities (“ARS”). The discussions resulted in an agreed upon settlement term sheet signed by authorized representatives of the Commission, BAI, BAS and their affiliate, Blue Ridge Investments, L.L.C. (“Blue Ridge”). On June 3, 2009, the Commission filed a complaint (“Complaint”) against BAI and BAS in the United States District Court for the Southern District of New York in a civil action captioned Securities and Exchange Commission v. Banc of America Securities LLC and Banc of America Investment Services, Inc. The Complaint alleged that BAI and BAS misled customers regarding the fundamental nature and increasing risks associated with ARS that they underwrote, marketed, and sold. The Complaint also alleged that,

[3]

See Investment Company Act Release No. 12290 (Mar. 11, 1982) (notice). See also Investment Company Act Release No. 12363 (Apr. 8, 1982) (order). The KECALP order has been amended several times over the years. Merrill Lynch KECALP Growth Investments Limited Partnership 1983, et al., Investment Company Act Release No. 18082 (Apr. 8, 1991) (notice); Investment Company Act Release No. 18137 (May 7, 1991) (order); Merrill Lynch KECALP Growth Investments L.P. 1983, et al., Investment Company Act Release No. 20280 (May 5, 1994) (notice); Investment Company Act Release No. 20328 (June 1, 1994) (order); Merrill Lynch KECALP L.P. 1994, et al., Investment Company Act Release No. 21124 (June 8, 1995) (notice); Investment Company Act Release No. 21187 (July 5, 1995) (order); and Merrill Lynch KECALP L.P. 1997 et al., Investment Company Act Release No. 22647 (Apr. 30, 1997) (notice); Investment Company Act Release No. 22689 (May 28, 1997) (order). For the Ventures order, see Investment Company Release No. 24741 (Nov. 15, 2000) (notice); Investment Company Act Release No. 24790 (Dec. 12, 2000) (order).

through their sales personnel and marketing materials, BAI and BAS told customers that ARS were safe, highly liquid investments comparable to money market instruments or cash and that, as a result, numerous BAI and BAS customers invested in ARS funds they needed to have available on a short-term basis. Finally, the Complaint alleged that, by engaging in such conduct, BAI and BAS violated Section 15(c) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).

BAI and BAS executed a Consent of Defendants Banc of America Securities LLC and Banc of America Investment Services, Inc. (“Consent”), in which BAI and BAS neither admitted nor denied the allegations in the Complaint, except as to personal and subject matter jurisdiction, which they admitted, and in which they consented to the entry of a judgment against them by the district court. On June 9, 2009, the U.S. District Court for the Southern District of New York entered a judgment (“Judgment”) that, among other things imposed upon BAI and BAS a permanent injunction against violating Section 15(c) of the Exchange Act (“Injunction”).4 Additionally, the Judgment requires BAS and BAI to comply with a series of undertakings designed, among other things, to provide relief to “Individual Investors” (as defined in the Consent) and undertake to work with issuers and other interested parties to seek to provide liquidity solutions for investors that are not considered “Individual Investors” under the terms of the Judgment.

[4]

Securities and Exchange Commission v. Banc of America Securities LLC and Banc of America Investment Services, Inc., Judgment against Banc of America Securities LLC and Banc of America Investment Services, Inc., 09 Civ. 5170 (S.D.N.Y., entered June 9, 2009).

II.	APPLICATION OF SECTION 9 OF THE ACT

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as a principal underwriter for any registered open-end investment company, UIT or registered face amount certificate company, if the person, by reason of any misconduct:

is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser … or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.

Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). The term “affiliated person” is defined in Section 2(a)(3) of the Act to mean in relevant part “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

The entry of the Judgment will result in the disqualification of BAS and BAI from acting in the capacities specified in Section 9(a)(2) because both entities are permanently enjoined by the District Court from engaging in certain conduct or practices related to acting as an underwriter, broker or dealer, or in connection with the purchase or sale of a security. Moreover, the entry of the Injunction also results in the disqualification of each of the other Applicants under Section 9(a)(3) because they are, or may be considered to be, under common control with and therefore “affiliated person[s]” of BAS and BAI. Taken together, Sections 9(a)(2) and 9(a)(3) have the effect of precluding each of the Applicants from acting as an adviser, sub-adviser or depositor to Funds, or principal underwriter for any registered open-end investment company, UIT or registered face amount company (collectively, “Fund Servicing Activities”).

Section 9(c) of the Act provides that the Commission can grant, upon application, an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had any involvement in or have remedied the conduct that serves as the basis for disqualification under Section 9(a).5

As a result of the Judgment, which includes the Injunction, the Applicants submit this Application pursuant to Section 9(c) of the Act. In order to ensure the eligibility of each of the Applicants and Covered Persons to continue to provide, or to provide in the future, Fund Servicing Activities, the Applicants respectfully request the Commission grant the Orders.

III.	STATEMENT IN SUPPORT OF THE APPLICATION

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

A.	Limited Scope and Impact of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not in any way involve any of the Applicants acting in their capacity as investment adviser, sub-adviser, depositor or principal underwriter for the Funds. The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”6 When Section 9 was adopted, investment companies were typically managed by relatively small partnerships. It was not foreseeable at that time that investment advisers and other service

[5]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

[6]

Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

providers to investment companies would in the future be part of large financial service organizations like the Applicants. Therefore, it could not have been intended that a Fund would have to be deprived of its investment manager, depositor or distributor because of alleged violations that are not related in any manner to Fund Servicing Activities. In the absence of improper practices related to Fund Servicing Activities, Section 9(a) should not operate to bar the Applicants from servicing the Funds and their shareholders. As a result, the conduct of the Applicants has not been such as to make it against the public interest or the protection of investors to grant this Application.

B.	Hardships on the Funds and their Shareholders

The inability of the Applicants (except for BAI and BAS) to continue providing Fund Servicing Activities would result in potentially severe financial hardship for both the Funds and their shareholders. If the Section 9(a) disqualifications applied to the Applicants, the shareholders of certain Funds would be deprived of the advisory or sub-advisory services that they expected to receive when they decided to invest in the Funds. Such services are extensive and include responsibility for the day-to-day operations, business and affairs of the Funds and various investment management and supervisory services, such as selecting fund managers, underlying funds, and monitoring performance. Disqualification from providing these services would disrupt investment strategies and could potentially result in large net redemptions of shares of the Funds, which in turn could both frustrate efforts to effectively manage the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. Any effort by the directors of the Funds to find suitable replacement investment advisers and/or sub-advisers would necessarily take time, during which the Funds would lack advisory services. Even if a new investment adviser or sub-adviser is chosen, the cost of obtaining shareholder approval for the new investment advisory or sub-advisory agreements would be substantial. Specifically, the costs associated with the disqualification would include: (1) the costs of identifying a suitable successor investment advisor or sub-advisor; (2) the costs of calling a special meeting of the boards of directors of the Funds; (3) the costs of preparing, printing, and mailing proxy materials to all shareholders; (4) the cost of actively soliciting shareholder proxies and tabulating those proxies; and (5) the costs of holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of certain Funds and their shareholders.

Similarly, the disqualification of MLPFS, CMDI and Nuveen Investments from serving as principal underwriters to certain Funds would result in hardship to those Funds and their shareholders. Not only would the Funds have to expend time and resources to find and engage substitute principal underwriters, but the substitute underwriters would not be able to replicate the selling network established by MLPFS, CMDI and Nuveen Investments. Therefore, the Section 9(a) disqualifications would be unduly and disproportionately severe on the financial interests of the Funds and their shareholders.

Finally, the inability of Nuveen Investments to continue to serve as depositor for the UITs would result in potential hardship to the UITs, their unit holders and their trustees. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to Nuveen Investments in this role because to do so would deprive the unit holders of the services that Nuveen Investments provides. For example, Nuveen Investments monitors the UIT portfolios and, to the extent consistent with the UIT trust agreements and Section 4(2) of the Act, arranges for the removal of securities from the UIT portfolios and/or assists in determining whether to terminate a trust when doing so is in the interest of unitholders. Nuveen Investments would have to expend time and other resources to engage substitute service providers to perform these services, at what might be higher costs. This could impose burdens on unit holders as well as UIT trustees. Thus, the prohibitions imposed by Section 9(a) could therefore operate to the financial detriment of the UITs and their unitholders.

C.	Adverse Effects on Applicants

If the Applicants (other than BAI and BAS) are unable to obtain the requested relief under Section 9(c) and are barred by Section 9(a) from engaging in Fund Servicing Activities, the effect on such Applicants’ businesses and employees would be severe. These Applicants have committed substantial capital and resources to establishing expertise in advising and sub-advising the Funds and in support of their principal underwriting business and depository services. Prohibiting the Applicants from providing Fund Servicing Activities would negatively impact their ability to offer clients a comprehensive range of financial services, and ultimately adversely affect each Applicant’s business (except for BAI and BAS). Such harm to the Applicants’ businesses would also negatively impact their employees. The Applicants collectively employ more than 40,000 employees, including registered personnel, some of whom perform Fund Servicing Activities for the Funds. Without the requested relief, such employees would experience significant difficulty in obtaining alternative employment.

With respect to KECALP and Ventures in particular, their disqualification from servicing the ESCs, either as general partner, adviser or sub-adviser to an ESC, would not be in the public interest or in the furtherance of the protection of investors, and indeed such disqualification would frustrate the expectations of eligible employees who invested in the ESCs. It would not be consistent with the purposes of the employees’ securities company provisions of the Act or the representations made in the terms and conditions of the ESC Order to require another entity not affiliated with ML & Co. or BAC to manage the ESCs. In addition, participating employees of ML & Co. and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of ML & Co.

Similarly, if Nuveen Investments is barred under Section 9(a) from continuing to serve as a depositor to the UITs and is unable to obtain the requested exemption, the effect on its current business and employees would be severe. Prohibiting Nuveen Investments from serving as a depositor would not only adversely affect its current business, but also its employees that are involved in these activities. Nuveen Investments has also committed an extensive amount of capital and other resources to support these activities. For these reasons, the imposition of the Section 9(a) disqualification on Nuveen Investments would be unduly and disproportionately severe.

For the foregoing reasons, the imposition of the Section 9(a) disqualification on the Applicants would be unduly and disproportionately severe.

D.	No Connection between the Alleged Conduct and Applicants’ Fund Business

The conduct alleged in the Complaint did not involve any of the Applicants acting in their capacity as investment adviser, sub-adviser, depositor or principal underwriter for any of the Funds. Except as noted in Footnote 7 below, the alleged conduct giving rise to the Injunction did not involve any Fund for which an Applicant provided Fund Servicing Activities.7 As no violation is alleged with respect to the services the Applicants provide to the Funds, it would not be against the public interest or the protection of investors for the Commission to grant the Orders.

[7]	In December 2007, a Fund purchased from BAS an ARS position that the Fund subsequently sold in February 2008. The Fund did not end up holding any illiquid ARS positions.

E.	Remedial Actions to Address the Conduct Alleged in the Complaint

As negotiated by the parties, the Judgment, among other things, imposed upon BAI and BAS a permanent injunction against violating Section 15(c) of the Exchange Act. Additionally, the Judgment requires BAS and BAI to comply with a series of undertakings designed to provide relief to “Individual Investors” (as defined in the Consent). Among other things, the Firms have, through their affiliate Blue Ridge, offered to purchase at par from Individual Investors certain ARS that failed at auction, and have substantially completed the purchase of those ARS. BAI and BAS also agreed to use reasonable efforts to identify Individual Investors who sold certain ARS below par between February 13, 2008, and October 7, 2008, and to pay such investors the difference between par and the price at which the investors sold the securities. In addition, BAI and BAS have agreed to make reasonable efforts to identify and to reimburse Individual Investors who took out loans from the Firms on or after February 13, 2008, because of liquidity concerns after the auction failure for any negative carrying costs associated with such loans. BAI and BAS have also agreed to participate in a special arbitration process for the purpose of arbitrating any Individual Investor’s consequential damages claim arising from the inability to sell ARS. Finally, the firms have agreed to work with issuers and other interested parties to provide liquidity solutions for investors other than Individual Investors. As a result of the foregoing, the Applicants respectfully submit that they have taken remedial actions to address the conduct that served as the basis for the Injunction and that granting the exemption requested in this Application is consistent with the public interest and the protection of investors.

F.	No Involvement of Applicants’ Personnel

Applicants note that, to the best of Applicants’ knowledge (i) none of the current directors and officers of the Applicants (other than BAS and BAI) or their employees that engage in Fund Servicing Activities (or any other persons in such roles during the time period covered by the Complaint) participated in, the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction; (ii) any personnel at BAS and BAI who participated in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction have had no, and will not have any future, involvement in the Applicants’ Fund Servicing Activities; and (iii) because the personnel of the Applicants that are involved in Fund Servicing Activities did not participate in the alleged misconduct underlying the Injunction, shareholders of those Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, depositor or principal underwriter.

G.	Actions Taken with Respect to the Funds

To provide further assurance that granting the Orders would be consistent with the public interest and the protection of investors, the Applicants agree that they will, as soon as reasonably practical, distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors (“Boards”) of the Funds (excluding, for this purpose, the ESCs) for which the Applicants provide Fund Servicing Activities, including those directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, to discuss the circumstances that led to the Injunction, any impact on the Funds, and this Application. The Applicants also undertake to provide the Funds’ Boards with all of the information concerning the Injunction and this Application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

H.	Applicants’ Prior Section 9(c) Orders

Several Applicants, as well as certain of their affiliates, have previously applied for exemptive orders under Section 9(c) of the Act. Because these previous Section 9(c) orders relate to enforcement actions brought by the Commission in the past, they should have little, if any, relevance to whether this Application is granted. Rather, this Application should be judged on its own merits.

BankAmerica Corporation (“BankAmerica”), now known as BAC, obtained an exemptive order under Section 9(c) of the Act on August 30, 1984.8 The application related to an enforcement action that was filed by the Commission against Bank of America National Trust and Savings Association (“Bank”), a national banking association whose capital stock was the principal asset and source of net income of BankAmerica. The Commission sought an order directing the Bank, as trustee for any trust holding more than 10% of any class of equity security (other than an exempted security) which is registered pursuant to Section 12 of the Exchange Act, to file timely reports required by Section 16(a) of the Exchange Act and the regulations thereunder with respect to changes in beneficial ownership of securities held by the Bank as trustee. The Bank, without admitting or denying the allegations, consented to the entry of a final order requiring the filing of the reports.

Robertson Stephens, Inc., (“RSI”), which, as an indirect subsidiary of BAC is an affiliate of the Applicants, obtained a Section 9(c) exemptive order on January 10, 2003.9 The application related to allegations that RSI allocated “hot” initial public offerings (“IPOs”) to customers willing to pay a portion of their profits from those IPOs to RSI and violated Section 17(a) of the Exchange Act, and Rule 17a-3 thereunder. RSI, without admitting or denying the

[8]	In the Matter of BankAmerica Corporation, Release No. IC-14118 (Aug. 30, 1984).

[9]	In the Matter of Robertson Stephens, Inc., et al, Release No. IC-25887 (Jan. 10, 2003).

allegations, consented to the entry of the final judgment, which among other things, enjoined RSI, directly or through its officers, directors, agents and employees, from violating Section 17(a) of the Exchange Act, and Rule 17a-3 thereunder, and ordered RSI to pay disgorgement of $23 million and a civil penalty of $5 million. RSI is no longer engaged in Fund Servicing Activities.

MLPFS obtained a Section 9(c) exemptive order on November 10, 1975.10 The order related to allegations that MLPFS violated Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder in connection with the dissemination by MLPFS to its customers of inaccurate or misleading research reports and other materials relating to Stirling Homex Corporation and its securities. On the date the complaint was filed, MLPFS, without admitting or denying the allegations of the complaint, consented to the entry of a permanent injunction enjoining MLPFS from violating those provisions of the federal securities laws in connection with Stirling Homex Corporation securities transactions.

Nuveen f/k/a John Nuveen & Co. Inc. (“Nuveen & Co.”) obtained an exemptive order under Section 9(c) of the Act on March 23, 1979.11 The order related to a lawsuit that was filed by the Commission against twenty defendants, including Peter A. Leonard, for engaging in, and aiding and abetting, the secret personal trading of government securities, in violation of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Leonard was Vice President of Nuveen Government Securities, Inc., a dealer in government securities and a wholly-owned subsidiary of Nuveen & Co. Leonard, without admitting or denying the allegations, settled the civil action by consenting to the entry of a final judgment, which, among other things, enjoined him from violating the above-listed provisions of the federal securities laws.

[10]	In the Matter of Merrill Lynch Pierce Fenner & Smith Inc., Release No. IC-9002 (Nov. 10, 1975).

[11]	John Nuveen & Co. Incorporated et al., Investment Company Act Release No. IC-10641 (Mar. 23, 1979).

MLPFS, Roszel, Ventures, and KECALP obtained a Section 9(c) exemptive order on April 14, 2003, in connection with allegations that ML & Co. aided and abetted certain violations by Enron Corporation (“Enron”) of Sections 10(b) and 13(b)(5) of the Exchange Act and Rules 10b-5 and 13b2-1 thereunder and certain other provisions of the federal securities laws.12 The alleged violations occurred in connection with Enron’s recording of revenue in its Form 10-K for the fiscal year ended 1999 in connection with a Nigerian barge transaction and two energy trades between ML & Co., its direct and indirect subsidiaries, and Enron in December 1999. As part of the final judgment, ML & Co., without admitting or denying the allegations, consented to the entry of an injunction as well as the payment of disgorgement, civil penalties and interest.

MLPFS, Roszel, Ventures and KECALP also obtained a Section 9(c) exemptive order on November 26, 2003.13 The order related to allegations that MLPFS violated certain Conduct Rules of the National Association of Securities Dealers and Rules of the New York Stock Exchange by engaging in acts and practices that created or maintained inappropriate influence by MLPFS’ investment banking business over the research analysts in MLPFS’ research department. Without admitting or denying the allegations against it, MLPFS consented to the entry of the injunction, as well as other relief.

Charles Daly, a former employee of an indirectly owned subsidiary of ML & Co., FAM Distributors, Inc. (“FAMD” f/k/a Merrill Lynch Funds Distributors, Inc.), obtained an exemptive order under Section 9(c) of the Act on April 4, 1983.14 In February 1983, the Commission temporarily exempted Mr. Daly and FAMD from the prohibitions of Section 9(a) of the Act for the sole purpose to permit Mr. Daly to continue his employment at FAMD.15 The orders under Section 9(c) of the Act related to an injunction arising from alleged recordkeeping irregularities that took place at Mr. Daly’s previous employer, before he joined FAMD. The Commission alleged that Mr. Daly aided and abetted violations of Sections 31(a), 34(a) and 34(b) of the Act while he was employed by the New England Merchants National Bank of Boston, an entity that was not affiliated with ML & Co. Without admitting or denying the allegations, Mr. Daly consented to the entry of an injunction, which was entered by the United States District Court for the District of Massachusetts.

[12]	In the Matter of Merrill Lynch Investment Managers, L.P., et al, Release No. IC-26005 (Apr. 14 2003).

[13]	In the Matter of Merrill Lynch, Pierce, Fenner & Smith Incorporated, et al, Release No. IC-26280 (Nov. 26, 2003).

[14]	In the Matter of Charles O. Daly, Release No. IC-13137 (Apr. 4, 1983).

[15]	In the Matter of Charles O. Daly, Release No. IC-13003 (Feb. 1, 1983).

I.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

IV.	CONCLUSION

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and therefore respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

V.	AUTHORIZATION

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Jack Sena

Regulatory Inquiries Group

Bank of America

50 Rockefeller Plaza, NY1-050-12-05

New York, New York 10020-1605

(646) 556-0856

with a copy to:

Christopher M. Salter

O’Melveny & Myers LLP

1625 Eye Street, NW

Washington, DC 20006

(202) 383-5371

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing. The proposed notice of the proceeding initiated by the filing of this Application required by Rule 0-2(g) under the Act is attached as Exhibit B.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certification required by Rule 0-2(c)(1) under the Act are included as Exhibits A-1 through A-8 for BAS, BAI, CMA, CWAM, CMDI, BAIA, BACA and USTHFM, and in the signature pages for the remaining Applicants. The verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

BANC OF AMERICA SECURITIES LLC

By:	/s/ Douglas G. Preston
Name:	Douglas G. Preston
Title:	Chief Compliance Officer - Investment Adviser & Senior Vice President

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

BANC OF AMERICA INVESTMENT SERVICES, INC.

By:	/s/ Ronald J. Newth
Name:	Ronald J. Newth
Title:	Senior Vice President and Chief Operating Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

COLUMBIA MANAGEMENT ADVISORS, LLC

By:	/s/ Michael A. Jones
Name:	Michael A. Jones
Title:	Managing Director; President

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

COLUMBIA WANGER ASSET MANAGEMENT, L.P.

By:	/s/ Bruce Lauer
Name:	Bruce Lauer
Title:	Chief Operating Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

COLUMBIA MANAGEMENT DISTRIBUTORS, INC.

By:	/s/ Michael A. Jones
Name:	Michael A. Jones
Title:	President and Chief Executive Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

BANC OF AMERICA INVESTMENT ADVISORS, INC.

By:	/s/ David Bailin
Name:	David Bailin
Title:	Senior Executive Vice President

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-7 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

BANK OF AMERICA CAPITAL ADVISORS LLC

By:	/s/ David Bailin
Name:	David Bailin
Title:	President

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-8 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

U.S. TRUST HEDGE FUND MANAGEMENT, INC.

By:	/s/ David Bailin
Name:	David Bailin
Title:	Chairman

Pursuant to Rule 0-2(c)(1) under the Act, MLPFS hereby states that pursuant to the Global Private Client Group Certificate of Designation, dated May 29, 2007, its undersigned Managing Director is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Mitchell Cox
Name:	Mitchell Cox
Title:	Managing Director

Pursuant to Rule 0-2(c)(1) under the Act, IQ hereby states that pursuant to the Certificate of Incumbency, dated October 22, 2007, its undersigned President is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

IQ INVESTMENT ADVISORS

By:	/s/ Mitchell Cox
Name:	Mitchell Cox
Title:	President

Pursuant to Rule 0-2(c)(1) under the Act, Roszel hereby states that pursuant to the Unanimous Written Consent of the Board of Managers, dated January 14, 2009, its undersigned President is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

ROSZEL ADVISORS, LLC

By:	/s/ John Manetta
Name:	John Manetta
Title:	President

Pursuant to Rule 0-2(c)(1) under the Act, NAM hereby states that pursuant to the Written Consent of the Board of Directors, dated May 12, 2009, its undersigned Managing Director is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

NUVEEN ASSET MANAGEMENT

By:	/s/ Kevin McCarthy
Name:	Kevin McCarthy
Title:	Managing Director

Pursuant to Rule 0-2(c)(1) under the Act, NIA hereby states that pursuant to the Written Consent of the Board of Directors, dated May 12, 2009, its undersigned Managing Director is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

NUVEEN INVESTMENTS ADVISERS INC.

By:	/s/ Kevin McCarthy
Name:	Kevin McCarthy
Title:	Vice President

Pursuant to Rule 0-2(c)(1) under the Act, ISG hereby states that pursuant to the Written Consent of the Sole Member, dated July 1, 2008, its undersigned Vice President is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

NUVEEN INVESTMENTS INSTITUTIONAL SERVICES GROUP, LLC

By:	/s/ Kevin McCarthy
Name:	Kevin McCarthy
Title:	Vice President

Pursuant to Rule 0-2(c)(1) under the Act, Nuveen HydePark hereby states that pursuant to the Written Consent of the Managing Member, dated July 1, 2008, its undersigned Vice President is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

NUVEEN HYDEPARK GROUP, LLC

By:	/s/ Kevin McCarthy
Name:	Kevin McCarthy
Title:	Vice President

Pursuant to Rule 0-2(c)(1) under the Act, NWQ hereby states that pursuant to the Written Consent of the Managing Member, dated July 1, 2008, its undersigned Vice President is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

NWQ INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Kevin McCarthy
Name:	Kevin McCarthy
Title:	Vice President

Pursuant to Rule 0-2(c)(1) under the Act, NIS hereby states that pursuant to the Written Consent of the Board of Directors, dated May 12, 2009, its undersigned Vice President is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

NUVEEN INVESTMENT SOLUTIONS, INC.

By:	/s/ Kevin McCarthy
Name:	Kevin McCarthy
Title:	Vice President

Pursuant to Rule 0-2(c)(1) under the Act, Santa Barbara hereby states that pursuant to the Written Consent of the Managing Member, dated July 1, 2008, its undersigned Vice President is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

SANTA BARBARA ASSET MANAGEMENT, LLC

By:	/s/ Kevin McCarthy
Name:	Kevin McCarthy
Title:	Vice President

Pursuant to Rule 0-2(c)(1) under the Act, Symphony hereby states that pursuant to the Written Consent of the Managing Member, dated July 1, 2008, its undersigned Vice President is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

SYMPHONY ASSET MANAGEMENT LLC

By:	/s/ Kevin McCarthy
Name:	Kevin McCarthy
Title:	Vice President

Pursuant to Rule 0-2(c)(1) under the Act, Tradewinds hereby states that pursuant to the Written Consent of the Managing Member, dated July 1, 2008, its undersigned Vice President is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

TRADEWINDS GLOBAL INVESTORS, LLC

By:	/s/ Kevin McCarthy
Name:	Kevin McCarthy
Title:	Vice President

Pursuant to Rule 0-2(c)(1) under the Act, Winslow hereby states that pursuant to the Written Consent of the Board of Directors, dated December 26, 2008, its undersigned Vice President is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

WINSLOW CAPITAL MANAGEMENT, INC.

By:	/s/ Kevin McCarthy
Name:	Kevin McCarthy
Title:	Vice President

Pursuant to Rule 0-2(c)(1) under the Act, KECALP hereby states that pursuant to the Unanimous Written Consent of the Management Investment Committee, dated May 8, 2009, its undersigned Director is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

KECALP INC.

By:	/s/ J. Travis Hain
Name:	J. Travis Hain
Title:	Director

Pursuant to Rule 0-2(c)(1) under the Act, Ventures hereby states that pursuant to the Unanimous Written Consent of the Management Investment Committee, dated May 8, 2009, its undersigned Director is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

MERRILL LYNCH VENTURES, LLC.

By:	/s/ J. Travis Hain
Name:	J. Travis Hain
Title:	Director

Pursuant to Rule 0-2(c)(1) under the Act, Nuveen Investments hereby states that pursuant to the Written Consent of the Sole Member, dated July 1, 2008, its undersigned Managing Director is authorized to sign and file this Application in its name and on its behalf and has caused this Application to be duly signed on its behalf on the 3rd day of June, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

Dated: June 3, 2009

NUVEEN INVESTMENTS, LLC

By:	/s/ Kevin McCarthy
Name:	Kevin McCarthy
Title:	Managing Director

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being the duly elected Assistant Secretary of Banc of America Securities LLC (“BAS”) does hereby certify that this Application is signed by Douglas G. Preston, Chief Compliance Officer - Investment Adviser & Senior Vice President of BAS, pursuant to the Resolutions Relating to Officers, adopted by the Board of Managers of the Company on May 13, 2009, which authorizes him to sign this Application.

IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

BANC OF AMERICA SECURITIES LLC

By:	/s/ Mary E. Willard
Name:	Mary E. Willard
Title:	Assistant Secretary

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being the duly elected Assistant Secretary of Banc of America Investment Services, Inc. (“BAI”) does hereby certify that this Application is signed by Ronald J. Newth, Senior Vice President and Chief Operating Officer of BAI, pursuant to the general authority vested in him under Section 4.4 of BAI’s By-laws.

IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

BANC OF AMERICA INVESTMENT SERVICES, INC.

By:	/s/ Connie B. Smith
Name:	Connie B. Smith
Title:	Assistant Secretary

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being the duly elected Secretary of Columbia Management Advisors, LLC (“CMA”) does hereby certify that this Application is signed by Michael A. Jones, Managing Director and President of CMA, pursuant to the general authority vested in him under Section 3.4 of CMA’s By-laws.

IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

COLUMBIA MANAGEMENT ADVISORS, LLC

By:	/s/ Connie B. Smith
Name:	Connie B. Smith
Title:	Assistant Secretary

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being the duly elected Secretary of Columbia Wanger Asset Management, L.P. (“CWAM”) does hereby certify that this Application is signed by Bruce Lauer, Chief Operating Officer of CWAM, pursuant to the general authority vested in him under Section 4(d) of CWAM’s Agreement of Limited Partnership.

IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

COLUMBIA WANGER ASSET MANAGEMENT, L.P.

By:	/s/ Connie B. Smith
Name:	Connie B. Smith
Title:	Assistant Secretary

Exhibit A-5

Authorization

Officer’s Certificate

The undersigned, being the duly elected Secretary of Columbia Management Distributors, Inc. (“CMDI”) does hereby certify that this Application is signed by Michael A. Jones, President and Chief Executive Officer of CMDI, pursuant to the general authority vested in him under Article IX, Section 7 and Section 8 of CMDI’s By-laws.

IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

COLUMBIA MANAGEMENT DISTRIBUTORS, INC.

By:	/s/ Connie B. Smith
Name:	Connie B. Smith
Title:	Assistant Secretary

Exhibit A-6

Authorization

Officer’s Certificate

The undersigned, being the duly elected Secretary of Banc of America Investment Advisors, Inc. (“BAIA”) does hereby certify that this Application is signed by David Bailin, Senior Executive Vice President of BAIA, pursuant to the general authority vested in them under Section 9 of BAIA’s By-laws.

IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

BANC OF AMERICA INVESTMENT ADVISORS, INC.

By:	/s/ Connie B. Smith
Name:	Connie B. Smith
Title:	Secretary

Exhibit A-7

Authorization

Officer’s Certificate

The undersigned, being the duly elected Secretary of Bank of America Capital Advisors LLC (“BACA”) does hereby certify that this Application is signed by David Bailin, President of BACA, pursuant to the general authority vested in them under Section 5.10 M of BACA’s Amended Operating Agreement.

IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

BANK OF AMERICA CAPITAL ADVISORS LLC

By:	/s/ Connie B. Smith
Name:	Connie B. Smith
Title:	Secretary

Exhibit A-8

Authorization

Officer’s Certificate

The undersigned, being the duly elected Secretary of U.S. TRUST HEDGE FUND MANAGEMENT, INC. (“USTHFM”) does hereby certify that this Application is signed by David Bailin, Chairman of USTHFM, pursuant to the general authority vested in them under Section 5 of USTHFM’s Bylaws.

IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

U.S. TRUST HEDGE FUND MANAGEMENT, INC.

By:	/s/ Connie B. Smith
Name:	Connie B. Smith
Title:	Secretary

Exhibit B

Proposed Notice

SECURITIES AND EXCHANGE COMMISSION

Release No. IC-[    ]

File No. -[            ]

Banc of America Securities LLC, et. al.; Notice of Application and Temporary Order [    ], 2009

Agency: Securities and Exchange Commission (the “Commission”)

Action: Temporary order and notice of application for permanent order under Section 9(c) of the Investment Company Act of 1940 (the “Act”)

Summary: Applicants have received a temporary order exempting them from Section 9(a) of the Act with respect to an injunction expected to be entered against Banc of America Securities LLC (“BAS”) and Banc of America Investment Services, Inc. (“BAI”) by the United States District Court for the Southern District of New York (“Injunction”) until the Commission takes final action on an application for a permanent order. Applicants have also applied for a permanent order.

Applicants: BAS, BAI, Columbia Management Advisors, LLC (“CMA”), Columbia Wanger Asset Management, L.P. (“CWAM”), Columbia Management Distributors, Inc. (“CMDI”), Banc of America Investment Advisors, Inc. (“BAIA”), Bank of America Capital Advisors LLC (“BACA”), U.S. Trust Hedge Fund Management, Inc. (“USTHFM”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), IQ Investment Advisors LLC (“IQ”), Roszel Advisors, LLC (“Roszel”), Nuveen Asset Management (“NAM”), Nuveen Investments Advisers Inc. (“NIA”), Nuveen Investments Institutional Services Group, LLC (“ISG”), Nuveen HydePark Group, LLC (“Nuveen HydePark”), NWQ Investment Management Company LLC (“NWQ”), Nuveen Investment Solutions, Inc. (“NIS”), Santa Barbara Asset Management, LLC (“Santa Barbara”), Symphony Asset Management LLC (“Symphony”), Tradewinds Global Investors, LLC (“Tradewinds”), Winslow Capital Management, Inc. (“Winslow”), Nuveen Investments, LLC (“Nuveen Investments”), KECALP Inc. (“KECALP”), and Merrill Lynch Ventures, LLC (“Ventures”) (collectively, the “Applicants”).

Filing Date: The application was filed on [            ,     ], 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 pm

on [            ,     ], 2009 and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer’s interest, the reason for the request and the issues to be contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.

Address: Secretary, Securities and Exchange Commission, 100 F Street NE, Washington, DC 20549. Applicants, c/o Bank of America, 50 Rockefeller Plaza, NY1-050-12-05, New York, New York 10020-1605, Attention: Jack Sena, Regulatory Inquiries Group.

For Further Information Contact: [            ] at (202) 551-             (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained for a fee at the SEC’s Public Reference Branch, 100 F Street NE, Washington, DC 20549 (tel: 202-551-8090).

Applicants’ Representations:

1. The Applicants are indirect subsidiaries of, or may otherwise be deemed to be affiliates of, Bank of America Corporation (“BAC”), a publicly held company whose shares are traded on the New York Stock Exchange, which provide retail securities brokerage, investment advisory and management services, underwriting and distributing services, placement agent services, investment banking and financial advisory services in connection with public offerings, mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements, project financing, and futures and options on futures. The Applicants, other than BAS and BAI, currently serve as investment advisers (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company (“RIC”) or principal underwriter (as defined in Section 2(a)(29) of the Act) for numerous registered open-end companies, registered unit investment trusts (“UITs”), registered face amount certificate companies or employees’ securities companies (“ESCs”) (collectively and together with RICs, the “Funds”).

2. On [            , 2009], the Commission filed a complaint (“Complaint”) against BAI and BAS in the United States District Court for the Southern District of New York in a civil action captioned Securities and Exchange Commission v. Banc of America Securities LLC and Banc of America Investment Services, Inc. The Complaint alleged that BAI and BAS violated Section 15(c) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).

3. On [            , 2009], BAI and BAS executed a Consent of Defendants Banc of America Securities LLC and Banc of America Investment Services, Inc. (“Consent”), in which BAI and BAS neither admitted nor denied the allegations in the Complaint, except as to personal and subject matter jurisdiction, which they admitted, and in which they consented to the entry of a judgment against them by the district court (“Judgment”). As negotiated by the parties, the Judgment, among other things, imposed upon BAI and BAS a permanent injunction against violating Section 15(c) of the Exchange Act, and Rule 15c1-2 thereunder (“Injunction”). Additionally, the Judgment requires BAS and BAI to comply with a series of undertakings designed, among other things, to provide relief to “Individual Investors” (as defined in the Consent) and undertake to work with issuers and other interested parties to seek to provide liquidity solutions for investors that are not considered “Individual Investors” and receive no relief under the terms of the Judgment.

Applicants’ Legal Analysis:

1. Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as a principal underwriter for any registered open-end investment company, UIT or registered face amount certificate company, if the person, by reason of any misconduct “is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser … or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.” Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). The term “affiliated person” is defined in Section 2(a)(3) of the Act to mean in relevant part “any person directly or indirectly controlling, controlled by, or under common control with, such other person.” Applicants state that BAI and BAS are affiliated persons of each of the Applicants within the meaning of Section 2(a)(3) of the Act. Applicants state that, as a result of the Injunction, they would be subject to the prohibitions of Section 9(a).

2. Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. Applicants have filed an application pursuant to Section 9(c) seeking temporary and permanent orders exempting them, any existing company of which BAI and BAS are affiliated persons within the meaning of Section 2(a)(3) of the Act, and any person with whom the Applicants become affiliated in the future (“Covered Persons”) from the disqualification provisions of Section 9(a) of the Act.

3. Applicants believe that they meet the standards for exemption specified in Section 9(c). Applicants state that the prohibitions of Section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from Section 9(a) of the Act.

4. Applicants state that the alleged conduct that is the subject of the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, depositor or principal underwriter for any Fund.

5. Applicants state that the inability to continue or begin providing advisory and principal underwriting services to the Funds would result in potentially severe hardship for the Funds and their shareholders. Applicants also state that they will, as soon as reasonably practical, advise the boards of directors (“Boards”) of the Funds (excluding, for this purpose, the ESCs) for which the Applicants serve as investment adviser, investment sub-adviser, depositor, or principal underwriter, including those directors who are not “interested persons” of such funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, of the circumstances that led to the Injunction, any impact on the Funds, and this Application. The Applicants agree that they will, as soon as reasonably practical, distribute written materials, including an offer to meet in person to discuss the materials, to the Boards, including all information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws.

6. Applicants also assert that, if they were barred from providing services to the Funds, the effect on their businesses and employees would be unduly and disproportionately severe. Applicants state that they have committed substantial resources to, as applicable, developing their advisory business, establishing an expertise in advising and sub-advising Funds, and developing their business as principal underwriters and depositor to Funds.

7. Certain of the Applicants, including some of their affiliates, have previously applied for and have obtained exemptive orders under Section 9(c) of the Act. Because these previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that do not bear on this Application, they have little, if any, relevance to whether this Application should be granted. Rather, the Application should be evaluated on its own merits, and granted for the reasons discussed above.

Applicants’ Condition: The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

Temporary Order: The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly, it is hereby ordered that, pursuant to Section 9(c) of the Act, the Applicants are granted a temporary exemption from the provisions of Section 9(a) of the Act, effective forthwith, solely with respect to the Injunction, subject to the condition in the Application, until the Commission takes final action on the application for a permanent order.

By the Commission
Secretary

Annex A

Part 1-A

Alternative Investment Solutions

’40 Act Registered Fund Investment Advisors

Fund Name	Type
BAIA

Columbia Management Multi-Strategy Hedge Fund LLC	Closed-end

BACAP Alternative Multi-Strategy Hedge Fund LLC	Closed-end

BACA

UST Global Private Markets Fund LLC	Closed-end

Excelsior Venture Partners III LLC	Closed-end

Excelsior Venture Investors III LLC	Closed-end

Excelsior Buyout Investors LLC	Closed-end

USTHFM

Excelsior Absolute Return Fund of Funds LLC	Closed-end

Excelsior Absolute Return Fund of Funds Master Fund LLC (serves as the master fund for Excelsior Absolute Return Fund of Funds LLC)	Closed-end

Excelsior Directional Hedge Fund of Funds (TE) LLC	Closed-end

Excelsior Directional Hedge Fund of Funds (TI) LLC	Closed-end

Excelsior Directional Hedge Fund of Funds Master Fund LLC (serves as the master fund for Excelsior Directional Hedge Fund of Funds (TI) LLC)	Closed-end

Part 1-B16

’40 Act Registered Funds

Advised by Columbia Management Advisors, LLC

and Distributed by Columbia Management Distributors, Inc.

TRUST/FUND

COLUMBIA FUNDS SERIES TRUST I

Columbia World Equity Fund
Columbia Income Fund
Columbia Intermediate Bond Fund
Columbia U.S. Treasury Index Fund
Columbia Blended Equity Fund
Columbia Bond Fund
Columbia Short-Intermediate Bond Fund
Columbia Emerging Markets Fund
Columbia International Growth Fund
Columbia Select Small Cap Fund
Columbia Select Opportunities Fund
Columbia Select Large Cap Growth Fund
Columbia Mid Cap Core Fund (formerly Columbia Mid Cap Value and Restructuring Fund)
Columbia Value and Restructuring Fund
Columbia Energy and Natural Resources Fund
Columbia Pacific/Asia Fund
Columbia Core Bond Fund
Columbia High Yield Opportunity Fund
Columbia Strategic Income Fund
Columbia International Bond Fund[17]
Columbia Small Cap Value Fund I
Columbia High Yield Municipal Fund
Columbia Greater China Fund
Columbia Federal Securities Fund
Columbia International Stock Fund
Columbia Balanced Fund
Columbia Conservative High Yield Fund
Columbia Oregon Intermediate Municipal Bond Fund
Columbia Real Estate Equity Fund
Columbia Small Cap Growth Fund I
Columbia Mid Cap Growth Fund
Columbia Strategic Investor Fund
Columbia Technology Fund
Columbia Liberty Fund
Columbia Asset Allocation Fund
Columbia Dividend Income Fund
Columbia Contrarian Core Fund (formerly Columbia Common Stock Fund)
Columbia Large Cap Growth Fund
Columbia Disciplined Value Fund

[1][6]	All of the Funds included in this chart are open-end funds.

[1][7]	The Columbia International Bond Fund launched on December 1, 2008.

’40 Act Registered Funds

Advised by Columbia Management Advisors, LLC

and Distributed by Columbia Management Distributors, Inc.

Columbia Small Cap Core Fund (closed to new investors 3/1/04)
Columbia California Tax-Exempt Fund
Columbia Connecticut Tax-Exempt Fund
Columbia Massachusetts Tax-Exempt Fund
Columbia New York Tax-Exempt Fund
Columbia Intermediate Municipal Bond Fund
Columbia Massachusetts Intermediate Municipal Bond Fund
Columbia Connecticut Intermediate Municipal Bond Fund
Columbia New Jersey Intermediate Municipal Bond Fund
Columbia New York Intermediate Municipal Bond Fund
Columbia Rhode Island Intermediate Municipal Bond Fund
Columbia Tax-Exempt Fund

COLUMBIA FUNDS INSTITUTIONAL TRUST

CMG Strategic Equity Fund
CMG Small Cap Growth Fund
CMG Small/Mid Cap Fund
CMG International Stock Fund
CMG Core Bond Fund
CMG High Yield Fund
CMG International Bond Fund[18]
CMG Short Term Bond Fund
CMG Ultra Short Term Bond Fund
CMG Mortgage and Asset-Backed Securities Fund[19]
CMG Enhanced S&P 500 Index Fund
CMG Large Cap Value Fund
CMG Large Cap Growth Fund
CMG Mid Cap Value Fund
CMG Mid Cap Growth Fund
CMG Small Cap Value Fund

COLUMBIA FUNDS VARIABLE INSURANCE TRUST

Columbia Asset Allocation Fund, VS
Columbia Federal Securities Fund, VS
Columbia International Fund, VS
Columbia Large Cap Growth Fund, VS
Columbia Large Cap Value Fund, VS
Columbia Mid Cap Value Fund, VS
Columbia Money Market Fund, VS
Columbia S&P 500 Index Fund, VS
Columbia Small Cap Value Fund, VS
Columbia Small Company Growth Fund, VS
Columbia Strategic Income Fund, VS

[1][8]	Registered but not yet offered to the public.
[1][9]	Registered but not yet offered to the public.

’40 Act Registered Funds

Advised by Columbia Management Advisors, LLC

and Distributed by Columbia Management Distributors, Inc.

Columbia Select Large Cap Growth Fund, VS
Columbia Value and Restructuring Fund, VS
Columbia Select Opportunities Fund, VS

COLUMBIA ACORN TRUST

Columbia Acorn Fund
Columbia Acorn USA
Columbia Acorn Select
Columbia Acorn International
Columbia Acorn International Select
Columbia Thermostat Fund

WANGER ADVISORS TRUST

Wanger USA (formerly Wanger U.S. Smaller Companies)
Wanger International (formerly Wanger International Small Cap)
Wanger Select
Wanger International Select

COLUMBIA FUNDS SERIES TRUST

Columbia LifeGoal® Balanced Growth Portfolio
Columbia LifeGoal® Growth Portfolio
Columbia LifeGoal® Income and Growth Portfolio
Columbia LifeGoal® Income Portfolio
Columbia Large Cap Enhanced Core Fund
Columbia Large Cap Index Fund
Columbia Mid Cap Index Fund
Columbia Small Cap Index Fund
Columbia Total Return Bond Fund
Columbia High Income Fund
Columbia Short Term Bond Fund
Columbia Short Term Municipal Bond Fund
Columbia CA Intermediate Municipal Bond Fund
Columbia GA Intermediate Municipal Bond Fund
Columbia MD Intermediate Municipal Bond Fund
Columbia NC Intermediate Municipal Bond Fund
Columbia Schaefer Intermediate Municipal Bond Fund
Columbia VA Intermediate Municipal Bond Fund
Columbia Convertible Securities Fund
Columbia Asset Allocation Fund II
Columbia Large Cap Value Fund
Columbia Mid Cap Value Fund
Columbia Small Cap Value Fund II (closed to new investors and accounts 5/2/08)
Columbia Marsico Growth Fund
Columbia Large Cap Core Fund
Columbia Marsico Focused Equities Fund
Columbia Marsico 21st Century Fund
Columbia Small Cap Growth Fund II
Columbia Global Value Fund

’40 Act Registered Funds

Advised by Columbia Management Advisors, LLC

and Distributed by Columbia Management Distributors, Inc.

Columbia International Value Fund
Columbia Multi-Advisor International Equity Fund
Columbia Marsico International Opportunities Fund
Columbia Marsico Global Fund
Columbia Overseas Value Fund[20]
Columbia Masters International Equity Portfolio
Columbia Masters Global Equity Portfolio
Columbia Masters Heritage Portfolio
Columbia Cash Reserves
Columbia Money Market Reserves
Columbia Treasury Reserves
Columbia Government Reserves
Columbia Municipal Reserves
Columbia Tax-Exempt Reserves
Columbia California Tax-Exempt Reserves
Columbia New York Tax-Exempt Reserves
Columbia Connecticut Municipal Reserves
Columbia Massachusetts Municipal Reserves
Columbia Daily Cash Reserves
Columbia Government Plus Reserves
Corporate Bond Portfolio
Mortgage- and Asset-Backed Portfolio

COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC

Columbia International Value Master Portfolio

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

Columbia Marsico International Opportunities Fund, VS
Columbia Marsico Focused Equities Fund, VS
Columbia Marsico 21st Century Fund, VS
Columbia Marsico Growth Fund, VS
Columbia Mid Cap Growth Fund, VS
Columbia High Yield Fund, VS

BANC OF AMERICA FUNDS TRUST

Banc of America Retirement 2005 Portfolio
Banc of America Retirement 2010 Portfolio
Banc of America Retirement 2015 Portfolio
Banc of America Retirement 2020 Portfolio
Banc of America Retirement 2025 Portfolio
Banc of America Retirement 2030 Portfolio
Banc of America Retirement 2035 Portfolio
Banc of America Retirement 2040 Portfolio

[20]	Registered but not yet offered to the public.

Part 1-C21

List of All Registered Investment Companies Sub-Advised by CMA

’40 Act Registered Funds

Sub-Advised by Columbia Management Advisors, LLC

TRUST/FUND
Allianz Variable Insurance Products Trust
AZL Columbia Mid Cap Value Fund
AZL Columbia Small Cap Value Fund
AZL Columbia Technology Fund
SunAmerica Series Trust
Technology Portfolio
Cash Management Portfolio
Seasons Series Trust
Cash Management Portfolio
Genworth Variable Insurance Trust
Genworth Columbia Mid Cap Value Fund
ING Partners, Inc.
ING Columbia Small Cap Value Portfolio
John Hancock Trust
Value & Restructuring Fund
John Hancock Funds II
Value & Restructuring Trust
Lincoln Variable Insurance Products Trust
LVIP Columbia Value Opportunities Fund
Pacific Select Fund
Pacific Select Technology Portfolio
SEI Liquid Asset Trust
Prime Obligation Fund
SEI Daily Income Trust
Money Market Fund
Prime Obligation Fund
Government Fund
Government II Fund
Treasury Fund
Treasury II Fund

[21]	All of the Funds included in this chart are open-end funds.

Part 1-D22

List of All Registered Investment Companies Sub-Advised by CWAM

’40 Act Registered Funds

Sub-Advised by Columbia Wanger Asset Management, L.P.

TRUST/FUND

RiverSource International Managers Series, Inc.
RiverSource Partners International Select Growth Fund
Optimum Fund Trust
Optimum Small-Mid Cap Growth Fund

[22]	All of the Funds included in this chart are open-end funds.

Part 1-E

REGISTERED INVESTMENT COMPANIES TO WHICH

IQ, ROSZEL & MLPFS PROVIDE SERVICES

Fund Name	Adviser	Principal Underwriter
Defined Strategy Fund, Inc.	IQ
Dow 30 Enhanced Premium & Income Fund, Inc.	IQ
Dow 30 Premium & Dividend Income Fund, Inc.	IQ
Enhanced S&P 500 Covered Call Fund, Inc.	IQ
Global Income & Currency Fund, Inc.	IQ
MLP Strategy & Equity Fund, Inc.	IQ
NASDAQ Premium & Income Fund	IQ
S&P 500 Covered Call Fund, Inc.	IQ
S&P GEARED Fund, Inc.	IQ
Small Cap Premium & Dividend Income Fund, Inc.	IQ
MLIG Variable Insurance Trust	Roszel	MLPFS
Roszel/Alliance-Bernstein Large Cap Core Portfolio	Roszel	MLPFS
Roszel/Allianz CCM Capital Appreciation Portfolio	Roszel	MLPFS
Roszel/Allianz NFJ Mid Cap Value Portfolio	Roszel	MLPFS
Roszel/Allianz Small Cap Value Portfolio	Roszel	MLPFS
Roszel/BlackRock Fixed Income Portfolio	Roszel	MLPFS
Roszel/BlackRock Fixed-Income Portfolio II	Roszel	MLPFS
Roszel/BlackRock Equity Dividend Portfolio	Roszel	MLPFS
Roszel/Cadence Mid Cap Growth Portfolio	Roszel	MLPFS
Roszel/Davis Large Cap Value Portfolio	Roszel	MLPFS
Roszel/Delaware Small-Mid Cap Growth Portfolio	Roszel	MLPFS
Roszel/Delaware Trend Portfolio	Roszel	MLPFS
Roszel/Fayez Sarofim Large Cap Core Portfolio	Roszel	MLPFS
Roszel/JPM International Equity Portfolio	Roszel	MLPFS
Roszel/JP Morgan Small Cap Growth Portfolio	Roszel	MLPFS
Roszel/Lazard International Portfolio	Roszel	MLPFS
Roszel/Lord Abbett Affiliated Portfolio	Roszel	MLPFS

Roszel/Lord Abbett Bond Debenture Portfolio	Roszel	MLPFS
Roszel/Lord Abbett Large Cap Value Portfolio	Roszel	MLPFS
Roszel/Lord Abbett Mid Cap Value Portfolio	Roszel	MLPFS
Roszel/Marsico Large Cap Growth Portfolio	Roszel	MLPFS
Roszel/NWQ Small Cap Value Portfolio	Roszel	MLPFS
Roszel/Santa Barbara Conservative Growth Portfolio	Roszel	MLPFS
Roszel/Seligman Mid Cap Growth Portfolio	Roszel	MLPFS

EMPLOYEES’ SECURITIES COMPANIES ADVISED BY KECALP

ESC Name	Investment Adviser
Merrill Lynch KECALP L.P. 1997	KECALP
Merrill Lynch KECALP L.P. 1999	KECALP
Merrill Lynch KECALP International L.P. 1997	KECALP
Merrill Lynch KECALP International L.P. 1999	KECALP

EMPLOYEES’ SECURITIES COMPANY ADVISED BY VENTURES

ESC Name	General Partner and Adviser
Merrill Lynch Ventures, L.P. 2001	Ventures

Part 1-F

PRINCIPAL UNDERWRITER / ADVISED FUNDS / SUBADVISED FUNDS

Ticker	Fund Name	ADVISER	SUBADVISER(S)	PRINCIPAL UNDERWRITER

Closed-end Funds

JCE	Nuveen Core Equity Alpha Fund	Nuveen Asset Management

JDD	Nuveen Diversified Dividend and Income Fund	Nuveen Asset Management	Symphony Asset Management

JDD			NWQ Investment Management

JDD			Symphony Asset Management

JFP	Nuveen Tax-Advantaged Floating Rate Fund	Nuveen Asset Management

JFR	Nuveen Floating Rate Income Fund	Nuveen Asset Management

JGG	Nuveen Global Government Enhanced Income Fund	Nuveen Asset Management

JGT	Nuveen Multi-Currency Short-Term Government Income Fund	Nuveen Asset Management

JGV	Nuveen Global Value Opportunities Fund	Nuveen Asset Management	Tradewinds Global Advisors

JHP	Nuveen Quality Preferred Income Fund 3	Nuveen Asset Management

JLA	Nuveen Tax-Advantaged Total Return Strategy Fund	Nuveen Asset Management	Gateway Investment Advisors

JPC	Nuveen Multi-Strategy Income and Growth Fund	Nuveen Asset Management	Tradewinds Global Advisors

JPC			Symphony Asset Management

JPG	Nuveen Equity Premium and Growth Fund	Nuveen Asset Management

JPS	Nuveen Quality Preferred Income Fund 2	Nuveen Asset Management

JPZ	Nuveen Equity Premium Income Fund	Nuveen Asset Management

JQC	Nuveen Multi-Strategy Income and Growth Fund 2	Nuveen Asset Management	Tradewinds Global Advisors

JQC			Symphony Asset Management

JRO	Nuveen Floating Rate Income Opportunity Fund	Nuveen Asset Management	Symphony Asset Management

JRS	Nuveen Real Estate Income Fund	Nuveen Asset Management

JSN	Nuveen Equity Premium Opportunity Fund	Nuveen Asset Management

JTA	Nuveen Tax-Advantaged Total Return Strategy Fund	Nuveen Asset Management	Symphony Asset Management

JTA			NWQ Investment Management

JTA			Symphony Asset Management

JTD	Nuveen Tax-Advantage Dividend Growth Fund	Nuveen Asset Management	NWQ Investment Management

JTD			Santa Barbara Asset Management

JTP	Nuveen Quality Preferred Income Fund	Nuveen Asset Management

NAC	Nuveen California Dividend Advantage Municipal Fund	Nuveen Asset Management

NAD	Nuveen Dividend Advantage Municipal Fund	Nuveen Asset Management

NAN	Nuveen NewYork Dividend Advantage Municipal Fund	Nuveen Asset Management

NAZ	Nuveen Arizona Premium Income Municipal Fund, Inc.	Nuveen Asset Management

Part 1-F

PRINCIPAL UNDERWRITER / ADVISED FUNDS / SUBADVISED FUNDS

Ticker	Fund Name	ADVISER	SUBADVISER(S)	PRINCIPAL UNDERWRITER

NBJ	Nuveen Ohio Dividend Advantage Municipal Fund 2	Nuveen Asset Management

NCA	Nuveen California Municipal Value Fund	Nuveen Asset Management

NCL	Nuveen Insured California Premium Income Municipal Fund 2, Inc.	Nuveen Asset Management

NCB	Nuveen California Municipal Value Fund 2	Nuveen Asset Management

NCO	Nuveen California Municipal Market Opportunity Fund, Inc.	Nuveen Asset Management

NCP	Nuveen California Performance Plus Municipal Fund, Inc.	Nuveen Asset Management

NCU	Nuveen California Premium Income Municipal Fund	Nuveen Asset Management

NEA	Nuveen Insured Tax-free Advantage Municipal Fund	Nuveen Asset Management

NFC	Nuveen Connecticut Dividend Advantage Municipal Fund	Nuveen Asset Management

NFL	Nuveen Insured Florida Premium Income Municipal Fund	Nuveen Asset Management

NFM	Nuveen Maryland Dividend Advantage Municipal Fund	Nuveen Asset Management

NFZ	Nuveen Arizona Dividend Advantage Municipal Fund	Nuveen Asset Management

NGB	Nuveen Virginia Dividend Advantage Municipal Fund	Nuveen Asset Management

NGK	Nuveen Connecticut Dividend Advantage Municipal Fund 2	Nuveen Asset Management

NGO	Nuveen Connecticut Dividend Advantage Municipal Fund 3	Nuveen Asset Management

NGX	Nuveen Insured Massachusetts Tax-Free Advantage Municipal Fund	Nuveen Asset Management

NIF	Nuveen Premier Insured Municipal Income Fund, Inc.	Nuveen Asset Management

NII	Nuveen North Caroline Dividend Advantage Municipal Fund 3	Nuveen Asset Management

NIM		Nuveen Asset Management

NIO	Nuveen Insured Municipal Opportunity Fund, Inc.	Nuveen Asset Management

NKG	Nuveen Georgia Dividend Advantage Municipal Fund 2	Nuveen Asset Management

NKL	Nuveen Insured California Dividend Advantage Municipal Fund	Nuveen Asset Management

NKO	Nuveen Insured New York Dividend Advantage Municipal Fund	Nuveen Asset Management

Part 1-F

PRINCIPAL UNDERWRITER / ADVISED FUNDS / SUBADVISED FUNDS

Ticker	Fund Name	ADVISER	SUBADVISER(S)	PRINCIPAL UNDERWRITER

NKR	Nuveen Arizona Dividend Advantage Municipal Fund 2	Nuveen Asset Management

NKX	Nuveen Insured California Tax-Free Advantage Municipal Fund	Nuveen Asset Management

NMA	Nuveen Municipal Advantage Fund, Inc.	Nuveen Asset Management

NMB	Nuveen Massachusetts Dividend Advantage Municipal Fund	Nuveen Asset Management

NMD	Nuveen Municipal High Income Opportunity 2	Nuveen Asset Management

NMI	Nuveen Municipal Income Fund, Inc.	Nuveen Asset Management

NMO	Nuveen Municipal Market Opportunity Fund, Inc.	Nuveen Asset Management

NMP	Nuveen Michigan Premium Income Municipal Fund, Inc.	Nuveen Asset Management

NMT	Nuveen Massachusetts Premium Income Municipal Fund	Nuveen Asset Management

NMY	Nuveen Maryland Premium Income Municipal Fund	Nuveen Asset Management

NMZ	Nuveen Municipal High Income Opportunity	Nuveen Asset Management

NNB	Nuveen Virginia Dividend Advantage Municipal Fund 2	Nuveen Asset Management

NNC	Nuveen North Carolina Premium Income Municipal Fund	Nuveen Asset Management

NNF	Nuveen Insured New York Premium Income Municipal Fund, Inc.	Nuveen Asset Management

NNJ	Nuveen New Jersey Premium Income Municipal Fund, Inc.	Nuveen Asset Management

NJV	Nuveen New Jersey Municipal Value Fund	Nuveen Asset Management

NNO	Nuveen North Carolina Dividend advantage Municipal Fund 2	Nuveen Asset Management

NNP	Nuveen New York Performance Plus Municipal Fund, Inc.	Nuveen Asset Management

NNY	Nuveen New York Municipal Value Fund, Inc.	Nuveen Asset Management

NYV	Nuveen New York Municipal Value Fund 2	Nuveen Asset Management

NOM	Nuveen Missouri Premium Income Municipal Fund	Nuveen Asset Management

NPC	Nuveen Insured California Premium Income Municipal Fund, Inc.	Nuveen Asset Management

NPF	Nuveen Premier Municipal Income Fund, Inc.	Nuveen Asset Management

NPG	Nuveen Georgia Premium Income Municipal Fund	Nuveen Asset Management

NPI	Nuveen Premium Income Municipal Fund, Inc.	Nuveen Asset Management

NPM	Nuveen Premium Income Municipal Fund 2, Inc.	Nuveen Asset Management

Part 1-F

PRINCIPAL UNDERWRITER / ADVISED FUNDS / SUBADVISED FUNDS

Ticker	Fund Name	ADVISER	SUBADVISER(S)	PRINCIPAL UNDERWRITER

NPP	Nuveen Performance Plus Municipal Fund, Inc.	Nuveen Asset Management

NPT	Nuveen Premium Income Municipal Fund 4, Inc.	Nuveen Asset Management

NPV	Nuveen Virginia Premium Income Municipal Fund	Nuveen Asset Management

NPX	Nuveen Insured Premium Income Municipal Fund 2	Nuveen Asset Management

NPY	Nuveen Pennsylvania Premium Income Muncipal Fund 2	Nuveen Asset Management

NPN	Nuveen Pennsylvania Municipal Value Fund	Nuveen Asset Management

NQC	Nuveen California Investment Quality Municipal Fund, Inc.	Nuveen Asset Management

NQF	Nuveen Florida Investment Quality Municipal Fund	Nuveen Asset Management

NQI	Nuveen Insured Quality Municipal Fund, Inc.	Nuveen Asset Management

NQJ	Nuveen New Jersey Investment Quality Municipal Fund, Inc.	Nuveen Asset Management

NQM	Nuveen Investment Quality Municipal Fund, Inc.	Nuveen Asset Management

NQN	Nuveen New York Investment Quality Municipal Fund, Inc.	Nuveen Asset Management

NQP	Nuveen Pennsylvania Investment Quality Municipal Fund	Nuveen Asset Management

NQS	Nuveen Select Quality Municipal Fund, Inc.	Nuveen Asset Management

NQU	Nuveen Quality Income Municipal Fund, Inc.	Nuveen Asset Management

NRB	Nuveen North Carolina Dividend Advantage Municipal Fund	Nuveen Asset Management

NRK	Nuveen Insured New York Tax-free Advantage Municipal Fund	Nuveen Asset Management

NSL	Nuveen Senior Income Fund	Nuveen Asset Management	Symphony Asset Management

NTC	Nuveen Connecticut Premium Income Municipal Fund	Nuveen Asset Management

NTX	Nuveen Texas Quality Income Municipal Fund	Nuveen Asset Management

NUC	Nuveen California Quality Income Municipal Fund, Inc.	Nuveen Asset Management

NUF	Nuveen Florida Quality Income Municipal Fund	Nuveen Asset Management

NUJ	Nuveen New Jersey Dividend Advantage Municipal Fund 2	Nuveen Asset Management

NUM	Nuveen Michigan Quality Income Municipal Fund, Inc.	Nuveen Asset Management

NUN	Nuveen New York Quality Income Municipal Fund, Inc.	Nuveen Asset Management

NUO	Nuveen Ohio Quality Income Municipal Fund, Inc.	Nuveen Asset Management

NUV	Nuveen Municipal Value Fund, Inc.	Nuveen Asset Management

Part 1-F

PRINCIPAL UNDERWRITER / ADVISED FUNDS / SUBADVISED FUNDS

Ticker	Fund Name	ADVISER	SUBADVISER(S)	PRINCIPAL UNDERWRITER

NVC	Nuveen California Select Quality Municipal Fund, Inc.	Nuveen Asset Management

NVG	Nuveen Insured Dividend Advantage Municipal Fund	Nuveen Asset Management

NVJ	Nuveen Ohio Dividend Advantage Municipal Fund 3	Nuveen Asset Management

NVN	Nuveen New York Select Quality Municipal Fund, Inc.	Nuveen Asset Management

NVX	Nuveen California Dividend Advantage Municipal Fund 2	Nuveen Asset Management

NVY	Nuveen Pennsylvania Dividend Advantage Municipal Fund 2	Nuveen Asset Management

NWF	Nuveen Insured Florida Tax-Free Advantage Municipal Fund	Nuveen Asset Management

NWI	Nuveen Maryland Dividend Advantage Municipal Fund 3	Nuveen Asset Management

NXC	Nuveen California Select Tax-Free Income Portfolio	Nuveen Asset Management

NXE	Nuveen Arizona Dividend Advantage Municipal Fund 3	Nuveen Asset Management

NXI	Nuveen Ohio Dividend Advantage Municipal Fund	Nuveen Asset Management

NXJ	Nuveen New Jersey Dividend Advantage Municipal Fund	Nuveen Asset Management

NXK	Nuveen New York Dividend Advantage Municipal Fund 2	Nuveen Asset Management

NXM	Nuveen Pennsylvania Dividend Advantage Municipal Fund	Nuveen Asset Management

NXN	Nuveen New York Select Tax-Free Income Portfolio	Nuveen Asset Management

NXP	Nuveen Select Tax-Free Income Portfolio	Nuveen Asset Management

NXQ	Nuveen Select Tax-Free Income Portfolio 2	Nuveen Asset Management

NXR	Nuveen Select Tax-Free Income Portfolio 3	Nuveen Asset Management

NXZ	Nuveen Dividend Advantage Municipal Fund 2	Nuveen Asset Management

NZF	Nuveen Dividend Advantage Municipal Fund 3	Nuveen Asset Management

NZH	Nuveen California Dividend Advantage Municipal Fund 3	Nuveen Asset Management

NZR	Nuveen Maryland Dividend Advantage Municipal Fund 2	Nuveen Asset Management

NZW	Nuveen Michigan Dividend Advantage Municipal Fund	Nuveen Asset Management

NZX	Nuveen Georgia Dividend Advantage Municipal Fund	Nuveen Asset Management

Part 1-F

PRINCIPAL UNDERWRITER / ADVISED FUNDS / SUBADVISED FUNDS

Ticker	Fund Name	ADVISER	SUBADVISER(S)	PRINCIPAL UNDERWRITER

NUW	Nuveen Municipal Value Fund 2	Nuveen Asset Management

Open-end Funds

	Nuveen NWQ Multi-Cap Value Fund	Nuveen Asset Management	NWQ Investment Management	Nuveen Investments, LLC

	Nuveen NWQ Large-Cap Value Fund	Nuveen Asset Management	NWQ Investment Management	Nuveen Investments, LLC

	Nuveen NWQ Small-Cap Value Fund	Nuveen Asset Management	NWQ Investment Management	Nuveen Investments, LLC

	Nuveen NWQ Small/Mid-Cap Value Fund	Nuveen Asset Management	NWQ Investment Management	Nuveen Investments, LLC

	Nuveen Tradewinds Value Opportunities Fund	Nuveen Asset Management	Tradewinds Global Investors, LLC	Nuveen Investments, LLC

	Nuveen Multi-Manager Large-Cap Value Fund	Nuveen Asset Management	HydePark and Symphony Asset Management	Nuveen Investments, LLC

	Nuveen Symphony Large-Cap Value Fund	Nuveen Asset Management	Symphony Asset Management	Nuveen Investments, LLC

	Nuveen Symphony All-Cap Core Fund	Nuveen Asset Management	Symphony Asset Management	Nuveen Investments, LLC

	Nuveen Symphony Optimized Alpha Fund	Nuveen Asset Management	Symphony Asset Management	Nuveen Investments, LLC

	Nuveen Symphony Mid-Cap Core Fund	Nuveen Asset Management	Symphony Asset Management	Nuveen Investments, LLC

	Nuveen Symphony Small-Mid Cap Core Fund	Nuveen Asset Management	Symphony Asset Management	Nuveen Investments, LLC

	Nuveen Tradewinds Global All-Cap Fund	Nuveen Asset Management	Tradewinds Global Investors, LLC	Nuveen Investments, LLC

	Nuveen Growth Allocation Fund	Nuveen Asset Management	Nuveen Investments Solutions	Nuveen Investments, LLC

	Nuveen Tradewinds International Value Fund	Nuveen Asset Management	Tradewinds Global Investors, LLC	Nuveen Investments, LLC

	Nuveen Symphony International Equity Fund	Nuveen Asset Management	Symphony Asset Management	Nuveen Investments, LLC

	Nuveen Conservative Allocation Fund	Nuveen Asset Management	Nuveen Investment Solutions	Nuveen Investments, LLC

	Nuveen Moderate Allocation Fund	Nuveen Asset Management	Nuveen Investment Solutions	Nuveen Investments, LLC

	Nuveen Santa Barbara Growth Fund	Nuveen Asset Management	Santa Barbara Asset Management	Nuveen Investments, LLC

	Nuveen Santa Barbara Growth Opportunities Fund	Nuveen Asset Management	Santa Barbara Asset Management	Nuveen Investments, LLC

	Nuveen Santa Barbara Dividend Growth Fund	Nuveen Asset Management	Santa Barbara Asset Management	Nuveen Investments, LLC

	Nuveen Rittenhouse Growth Fund	Nuveen Asset Management	Sanat Barbara Asset Management	Nuveen Investments, LLC

	Nuveen Rittenhouse Strategic Growth Fund	Nuveen Asset Management	Santa Barbara Asset Management	Nuveen Investments, LLC

	Nuveen Rittenhouse Mid-Cap Growth Fund	Nuveen Asset Management	Santa Barbara Asset Management	Nuveen Investments, LLC

	Nuveen Symphony Large-Cap Growth Fund	Nuveen Asset Management	Symphony Asset Management	Nuveen Investments, LLC

	Nuveen Tradewinds Global Resources Fund	Nuveen Asset Management	Tradewinds Global Investors, LLC	Nuveen Investments, LLC

	Nuveen Enhanced Core Equity Fund	Nuveen Asset Management	HydePark	Nuveen Investments, LLC

	Nuveen Enhanced Mid-Cap Fund	Nuveen Asset Management	HydePark	Nuveen Investments, LLC

	Nuveen Enhanced Core Equity Plus Fund	Nuveen Asset Management	HydePark	Nuveen Investments, LLC

	Nuveen U.S. Equity Completeness Fund	Nuveen Asset Management	Nuveen Investment Solutions	Nuveen Investments, LLC

	Nuveen Tradewinds Japan Fund	Nuveen Asset Management	Tradewinds Global Investors, LLC	Nuveen Investments, LLC

	Nuveen Tradewinds Emerging Market Fund	Nuveen Asset Management	Tradewinds Global Investors, LLC	Nuveen Investments, LLC

	Nuveen Tradewinds Global All-Cap Plus Fund	Nuveen Asset Management	Tradewinds Global Investors, LLC	Nuveen Investments, LLC

Part 1-F

PRINCIPAL UNDERWRITER / ADVISED FUNDS / SUBADVISED FUNDS

Ticker	Fund Name	ADVISER	SUBADVISER(S)	PRINCIPAL UNDERWRITER

	Nuveen Santa Barbara EcoLogic Fund	Nuveen Asset Management	Santa Barbara Asset Management	Nuveen Investments, LLC

	Nuveen Santa Barbara Growth Plus Fund	Nuveen Asset Management	Santa Barbara Asset Management	Nuveen Investments, LLC

	Nuveen Short Duration Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Multi-Strategy Income Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen High Yield Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Preferred Securities Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen All-American Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen High Yield Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Insured Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Intermediate Duration Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Limited Term Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Arizona Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen California Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen California Insured Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen California High Yield Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Colorado Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Connecticut Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Florida Preference Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Georgia Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Kansas Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Kentucky Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Louisiana Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Maryland Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Massachusetts Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Massachusetts Insured Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Michigan Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Missouri Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen New Jersey Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen New Mexico Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen New York Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen New York Insured Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen North Carolina Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Ohio Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Pennsylvania Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Tennessee Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

Part 1-F

PRINCIPAL UNDERWRITER / ADVISED FUNDS / SUBADVISED FUNDS

Ticker	Fund Name	ADVISER	SUBADVISER(S)	PRINCIPAL UNDERWRITER

	Nuveen Virginia Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Nuveen Wisconsin Municipal Bond Fund	Nuveen Asset Management		Nuveen Investments, LLC

	Municipal Total Return Managed Accounts Portfolio	Nuveen Asset Management		Nuveen Investments, LLC

	Enhanced Multi-Strategy Income Managed Accounts Portfolio	Nuveen Asset Management		Nuveen Investments, LLC

	International Income Managed Accounts Portfolio	Nuveen Asset Management		Nuveen Investments, LLC

Part 1-G

SUBADVISED FUNDS

Fund	Subadviser

Activa International Fund	Tradewinds Global Investors, LLC
Advance Asset Management Limited-International Shares Multi-Blend Fund	Tradewinds Global Investors, LLC
AXA Premier VIP Trust	Tradewinds Global Investors, LLC
Exemplar Global Opportunities Fund-Canadian	Tradewinds Global Investors, LLC
ING International Value Choice Fund	Tradewinds Global Investors, LLC
ING Value Opportunities Choice Fund	Tradewinds Global Investors, LLC
ING Global Value Choice Fund	Tradewinds Global Investors, LLC

Leith Wheeler International Equity Plus Fund-Canadian	Tradewinds Global Investors, LLC
Northern Trust Multi-Manager International Equity Fund	Tradewinds Global Investors, LLC
Renaissance Canadian Core Value Fund	Tradewinds Global Investors, LLC
Renaissance Global Value Fund	Tradewinds Global Investors, LLC

Riversource Partners International Select Value Fund	Tradewinds Global Investors, LLC
Russell II World Equity Fund	Tradewinds Global Investors, LLC
Russell II Alpha Fund	Tradewinds Global Investors, LLC
Russell Global Equity Fund	Tradewinds Global Investors, LLC
Russell World Equity Fund II	Tradewinds Global Investors, LLC

HSBC Investor Value Fund	NWQ Investment Management Company LLC

HSBC MM US Value Equity Pooled Fund	NWQ Investment Management Company LLC

HSBC US Large Cap Irish Fund	NWQ Investment Management Company LLC

ING Small Cap Value Choice Fund	NWQ Investment Management Company LLC

Integra – NWQ US Large Cap Value Fund	NWQ Investment Management Company LLC

MD Management Pooled Equity Fund	NWQ Investment Management Company LLC

MGI US Small/Mid Cap Value Fund	NWQ Investment Management Company LLC

ML Global Selects-North American Large Cap Growth Portfolio I	NWQ Investment Management Company LLC

MTB Large Cap Value Fund I	NWQ Investment Management Company LLC

MTB Large Cap Value Fund II	NWQ Investment Management Company LLC

Roszel/NWQ Small Cap Value Portfolio	NWQ Investment Management Company LLC

Wilshire Small Company Value Fund	NWQ Investment Management Company LLC

Dow 30 Enhanced Premium Income Fund Inc.	Nuveen HydePark Group, LLC

Part 1-G

SUBADVISED FUNDS

Fund	Subadviser

NASDAQ Premium Income & Growth Fund Inc.	Nuveen HydePark Group, LLC
Global Income & Currency Fund Inc.	Nuveen HydePark Group, LLC
Dow 30 Premium & Dividend Income Fund Inc.	Nuveen HydePark Group, LLC
Defined Strategy Fund Inc.	Nuveen HydePark Group, LLC

MainStay Large Cap Growth Fund	Winslow Capital Management
MainStay Variable Product Large Cap Growth	Winslow Capital Management
MGI US Large Cap Growth Equity Fund	Winslow Capital Management
HSBC Investor Growth Portfolio	Winslow Capital Management

MLIG Roszel/Santa Barbara Large Cap Growth Portfolio	Santa Barbara Asset Management, LLC

New Covenant Growth Fund	Santa Barbara Asset Management, LLC

AssetMark Tax-Exempt Fixed Income Fund	Nuveen Asset Management Inc.

Part 1-H

Unit Investment Trusts

UIT	Depositor

Nuveen Insured Corporate Portfolio, Series 5	Nuveen Investments, LLC
Nuveen National Traditional Portfolio, Series 145	Nuveen Investments, LLC
Nuveen National Traditional Portfolio, Series 162	Nuveen Investments, LLC
Nuveen National Traditional Portfolio, Series 165	Nuveen Investments, LLC
Nuveen National Traditional Portfolio, Series 171	Nuveen Investments, LLC
Nuveen National Traditional Portfolio, Series 510	Nuveen Investments, LLC
Nuveen National Traditional Portfolio, Series 519	Nuveen Investments, LLC
Nuveen National Traditional Portfolio, Series 520	Nuveen Investments, LLC
Nuveen Arizona Traditional Portfolio, Series 187	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 244	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 245	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 254	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 255	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 262	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 263	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 264	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 267	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 269	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 291	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 293	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 294	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 295	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 296	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 297	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 298	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 299	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 300	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 301	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 302	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 303	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 304	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 305	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 306	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 307	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 308	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 309	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 310	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 311	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 312	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 313	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 314	Nuveen Investments, LLC
Nuveen Connecticut Traditional Portfolio, Series 315	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen Georgia Traditional Portfolio, Series 210	Nuveen Investments, LLC
Nuveen Georgia Traditional Portfolio, Series 211	Nuveen Investments, LLC
Nuveen Massachusetts Traditional Portfolio, Series 41	Nuveen Investments, LLC
Nuveen Massachusetts Traditional Portfolio, Series 89	Nuveen Investments, LLC
Nuveen Massachusetts Traditional Portfolio, Series 188	Nuveen Investments, LLC
Nuveen Massachusetts Traditional Portfolio, Series 191	Nuveen Investments, LLC
Nuveen Massachusetts Traditional Portfolio, Series 192	Nuveen Investments, LLC
Nuveen Massachusetts Traditional Portfolio, Series 193	Nuveen Investments, LLC
Nuveen Massachusetts Traditional Portfolio, Series 194	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 271	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 280	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 317	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 318	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 319	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 326	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 328	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 329	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 330	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 331	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 332	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 333	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 334	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 335	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 336	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 337	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 338	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 339	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 340	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 341	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 342	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 343	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 344	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 345	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 346	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 347	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 348	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 349	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 350	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 351	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 352	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 353	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 354	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 355	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 356	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 357	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen Maryland Traditional Portfolio, Series 358	Nuveen Investments, LLC
Nuveen Maryland Traditional Portfolio, Series 359	Nuveen Investments, LLC
Nuveen Minnesota Traditional Portfolio, Series 102	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 310	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 311	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 312	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 314	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 316	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 317	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 318	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 319	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 320	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 321	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 322	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 323	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 324	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 325	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 326	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 327	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 328	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 329	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 330	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 331	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 332	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 333	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 334	Nuveen Investments, LLC
Nuveen North Carolina Traditional Portfolio, Series 335	Nuveen Investments, LLC
Nuveen New Jersey Traditional Portfolio, Series 112	Nuveen Investments, LLC
Nuveen New York Traditional Portfolio, Series 200	Nuveen Investments, LLC
Nuveen New York Traditional Portfolio, Series 215	Nuveen Investments, LLC
Nuveen New York Traditional Portfolio, Series 219	Nuveen Investments, LLC
Nuveen New York Traditional Portfolio, Series 220	Nuveen Investments, LLC
Nuveen Pennsylvania Traditional Portfolio, Series 78	Nuveen Investments, LLC
Nuveen Pennsylvania Traditional Portfolio, Series 187	Nuveen Investments, LLC
Nuveen Pennsylvania Traditional Portfolio, Series 189	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 309	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 320	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 322	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 325	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 326	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 327	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 328	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 329	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 330	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 331	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen Virginia Traditional Portfolio, Series 333	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 334	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 335	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 336	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 337	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 338	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 339	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 340	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 341	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 342	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 343	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 344	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 345	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 346	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 347	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 348	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 349	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 350	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 351	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 352	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 353	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 354	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 355	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 356	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 357	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 358	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 359	Nuveen Investments, LLC
Nuveen Virginia Traditional Portfolio, Series 360	Nuveen Investments, LLC
Nuveen Discount Portfolio, Series 1	Nuveen Investments, LLC
Nuveen Discount Portfolio, Series 2	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 155	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 247	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 255	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 311	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 331	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 332	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 356	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 360	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 361	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 362	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 363	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 364	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 365	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 367	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 368	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen National Insured Portfolio, Series 369	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 372	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 373	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 374	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 376	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 377	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 379	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 380	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 381	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 382	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 383	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 384	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 385	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 386	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 387	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 388	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 389	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 390	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 391	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 392	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 393	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 394	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 395	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 396	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 397	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 398	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 399	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 400	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 401	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 402	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 403	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 404	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 405	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 406	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 407	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 408	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 409	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 410	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 411	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 412	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 413	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 414	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 415	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 416	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 417	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen National Insured Portfolio, Series 418	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 419	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 420	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 421	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 422	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 423	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 424	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 425	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 426	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 427	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 428	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 429	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 430	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 431	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 432	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 433	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 434	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 435	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 436	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 437	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 438	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 439	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 440	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 441	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 442	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 443	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 444	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 445	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 446	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 447	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 448	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 449	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 450	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 451	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 452	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 453	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 454	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 455	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 456	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 457	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 458	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 459	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 460	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 461	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 462	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen National Insured Portfolio, Series 463	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 464	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 465	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 466	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 467	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 468	Nuveen Investments, LLC
Nuveen National Insured Portfolio, Series 469	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 10	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 24	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 53	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 54	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 55	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 57	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 59	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 60	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 62	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 63	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 65	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 66	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 67	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 68	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 69	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 70	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 71	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 72	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 73	Nuveen Investments, LLC
Nuveen Arizona Insured Portfolio, Series 74	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 210	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 258	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 288	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 290	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 293	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 295	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 296	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 298	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 300	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 301	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 302	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 303	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 304	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 305	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 306	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 307	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 308	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 309	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen California Insured Portfolio, Series 310	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 311	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 312	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 313	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 314	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 315	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 316	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 317	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 318	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 319	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 320	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 321	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 323	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 324	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 325	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 326	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 327	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 328	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 329	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 330	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 331	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 332	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 333	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 334	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 335	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 336	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 337	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 338	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 339	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 340	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 341	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 342	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 343	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 344	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 345	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 346	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 347	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 348	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 349	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 350	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 351	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 352	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 353	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 354	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 355	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen California Insured Portfolio, Series 356	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 357	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 358	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 359	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 360	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 361	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 362	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 364	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 365	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 366	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 367	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 368	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 369	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 370	Nuveen Investments, LLC
Nuveen California Insured Portfolio, Series 371	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 71	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 72	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 74	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 75	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 76	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 77	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 78	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 79	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 80	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 82	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 83	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 84	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 85	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 86	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 87	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 88	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 89	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 90	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 91	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 92	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 93	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 94	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 95	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 96	Nuveen Investments, LLC
Nuveen Colorado Insured Portfolio, Series 97	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 119	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 211	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 212	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 249	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 255	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen Florida Insured Portfolio, Series 257	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 258	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 259	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 260	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 261	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 262	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 263	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 264	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 265	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 266	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 267	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 268	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 269	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 270	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 271	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 272	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 273	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 274	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 275	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 276	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 277	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 278	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 279	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 280	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 281	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 282	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 283	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 284	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 285	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 286	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 287	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 288	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 289	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 290	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 291	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 292	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 293	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 294	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 295	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 296	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 297	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 298	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 299	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 300	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 301	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen Florida Insured Portfolio, Series 302	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 303	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 304	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 305	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 306	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 307	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 308	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 309	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 310	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 311	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 312	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 313	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 314	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 315	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 316	Nuveen Investments, LLC
Nuveen Florida Insured Portfolio, Series 317	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 17	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 30	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 34	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 35	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 37	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 38	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 39	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 43	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 49	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 51	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 52	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 61	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 62	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 63	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 65	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 66	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 67	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 68	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 69	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 70	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 71	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 72	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 73	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 74	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 75	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 76	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 77	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 78	Nuveen Investments, LLC
Nuveen Georgia Insured Portfolio, Series 79	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen Georgia Insured Portfolio, Series 80	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 149	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 150	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 151	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 152	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 153	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 154	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 155	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 156	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 157	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 158	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 159	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 160	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 161	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 162	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 163	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 164	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 165	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 166	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 167	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 168	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 169	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 170	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 171	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 172	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 173	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 174	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 175	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 176	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 177	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 178	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 179	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 180	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 181	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 182	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 183	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 184	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 185	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 186	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 187	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 188	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 189	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 190	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 191	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 192	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen Massachusetts Insured Portfolio, Series 193	Nuveen Investments, LLC
Nuveen Massachusetts Insured Portfolio, Series 194	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 68	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 70	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 71	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 75	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 76	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 77	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 78	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 79	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 80	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 81	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 82	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 83	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 84	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 85	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 86	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 87	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 88	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 89	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 90	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 91	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 92	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 93	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 94	Nuveen Investments, LLC
Nuveen Michigan Insured Portfolio, Series 95	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 53	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 56	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 58	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 147	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 148	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 152	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 161	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 180	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 193	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 227	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 230	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 231	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 233	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 234	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 235	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 236	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 237	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 238	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 239	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen New Jersey Insured Portfolio, Series 240	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 241	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 242	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 243	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 244	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 245	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 246	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 247	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 248	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 249	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 250	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 251	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 252	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 253	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 254	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 255	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 256	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 257	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 258	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 259	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 260	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 261	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 262	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 263	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 264	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 265	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 266	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 267	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 268	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 269	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 270	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 271	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 272	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 273	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 274	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 275	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 276	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 277	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 278	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 279	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 280	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 281	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 282	Nuveen Investments, LLC
Nuveen New Jersey Insured Portfolio, Series 283	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 61	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen New York Insured Portfolio, Series 236	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 262	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 274	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 275	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 276	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 278	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 279	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 281	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 282	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 283	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 284	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 285	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 286	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 288	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 291	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 292	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 293	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 294	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 296	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 297	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 298	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 299	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 300	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 301	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 302	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 303	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 304	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 305	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 306	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 307	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 308	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 309	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 310	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 311	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 312	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 313	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 314	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 315	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 316	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 317	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 318	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 319	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 320	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 321	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 322	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen New York Insured Portfolio, Series 323	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 324	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 325	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 326	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 327	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 328	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 329	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 330	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 331	Nuveen Investments, LLC
Nuveen New York Insured Portfolio, Series 332	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 130	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 132	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 134	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 136	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 140	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 147	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 148	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 150	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 151	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 152	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 153	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 154	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 155	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 157	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 158	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 159	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 160	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 161	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 162	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 163	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 164	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 165	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 166	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 167	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 168	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 169	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 170	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 171	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 172	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 173	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 174	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 175	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 176	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 177	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 178	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen Ohio Insured Portfolio, Series 179	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 180	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 181	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 182	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 183	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 184	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 185	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 186	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 187	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 188	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 189	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 190	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 191	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 192	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 193	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 194	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 195	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 196	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 197	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 198	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 199	Nuveen Investments, LLC
Nuveen Ohio Insured Portfolio, Series 200	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 50	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 52	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 125	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 138	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 169	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 219	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 223	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 230	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 231	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 236	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 238	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 239	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 241	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 242	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 243	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 244	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 247	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 248	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 249	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 250	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 251	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 252	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 253	Nuveen Investments, LLC

Part 1-H

Unit Investment Trusts

Nuveen Pennsylvania Insured Portfolio, Series 254	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 255	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 256	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 258	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 259	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 260	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 261	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 262	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 263	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 264	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 265	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 266	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 267	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 268	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 269	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 270	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 271	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 272	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 273	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 274	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 275	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 276	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 277	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 278	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 279	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 280	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 281	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 282	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 283	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 284	Nuveen Investments, LLC
Nuveen Pennsylvania Insured Portfolio, Series 285	Nuveen Investments, LLC
Nuveen Tennessee Insured Portfolio, Series 21	Nuveen Investments, LLC
Nuveen Nasdaq-100 Growth and Treasury Portfolio, September 2001	Nuveen Investments, LLC